As filed with the Securities and Exchange Commission on August 8, 2006

Registration No. 333-132146

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TIME AMERICA, INC.

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

7372

(Primary Standard Industrial Classification Code Number)

13-3465289

(I.R.S. Employer Identification Number)

8840 East Chaparral Road, Suite 100, Scottsdale, Arizona 85250

(480) 296-0400

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Copies to:

Thomas S. Bednarik	Gregory R. Hall, Esq.
Time America, Inc.	Squire, Sanders & Dempsey L.L.P.
8840 East Chaparral Road, Suite 100	Two Renaissance Square
Scottsdale, Arizona 85250	40 North Central Avenue, Suite 2700
(480) 296-0400	Phoenix, Arizona 85004-4498
(602) 528-4000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

As soon as practicable after the effective date of this Registration Statement

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

INCORPORATION OF DOCUMENTS BY REFERENCE

FORWARD-LOOKING STATEMENTS

SUMMARY

SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

RISK FACTORS

USE OF PROCEEDS

DESCRIPTION OF SECURITIES

PLAN OF DISTRIBUTION

SELLING SHAREHOLDERS

DIVIDEND POLICY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

DESCRIPTION OF THE BUSINESS

MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

LEGAL MATTERS

EXPERTS

FINANCIAL STATEMENTS

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED AUGUST 8, 2006

Prospectus

TIME AMERICA, INC.

5,437,214 Shares of

Common Stock

This prospectus relates to the resale of up to 5,437,214 shares of our common stock, which includes up to 4,000,000 shares issuable upon the conversion of a secured convertible term note dated January 3, 2006, 768,098 shares are issuable upon the exercise of related warrants, and up to 669,116 shares issued in connection with certain related fees. The 4,000,000 shares underlying the secured convertible term note include 3,076,923 shares at the initial $0.65 fixed conversion price, plus additional shares in the event of any price adjustments.

We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders, but if the warrants are exercised in whole or in part, we will receive payment for the exercise price.

Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol TMAM.OB. On August 2, 2006, the closing sale price of our common stock was $0.30  per share.

The price you pay for shares of common stock sold by the selling shareholders named in this prospectus will be determined at the time of such sale, as set forth under the heading “Plan of Distribution.”

Investing in our common stock involves a high degree of risk. See Risk Factors on page 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August    , 2006.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC’S public reference facilities at 100 F Street NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act of 1934:

•                  our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005;

•                  our Quarterly Reports on Form 10-QSB for the quarters ended September 30, 2005, December 31, 2005, and March 31, 2006, and Amendment No. 1 to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006; and

•                  our Current Reports on Form 8-K filed with the SEC on August 5, 2005, September 14, 2005, November 3, 2005, January 9, 2006, February 9, 2006, April 18, 2006, and May 12, 2006.

If you would like a copy of any of these documents, at no cost, please write or call us at:

Time America, Inc.

8840 East Chaparral Road, Suite 100

Scottsdale, Arizona 85250

Telephone: (480) 296-0400

The documents incorporated by reference into this prospectus, as well as additional information about us, are available at our web site located at http://www.timeamerica.com. Information contained in our web site is not a part of this prospectus.

You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, including the summary, contains “forward-looking statements” concerning Time America, Inc. and its operations, performance, financial condition and likelihood of success.

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You can identify these statements by use of terms such as “expect,” “believe,” “goal,” “plan,” “intend,” “estimate,” “may,” and “will” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the “Risk Factors” section and other parts of this prospectus that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

These forward looking statements include statements regarding the belief or current expectation of management and are based on management’s current understanding of the markets and industries in which we operate. That understanding could change or could prove to be inconsistent with actual developments. Our actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those previously described, as well as those discussed elsewhere in this prospectus.

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SUMMARY

This summary highlights information contained in other parts of this prospectus. Because this is a summary, it may not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including the factors described under Risk Factors at page 6 of this prospectus.

TIME AMERICA, INC.

Overview of Our Business

Time America, Inc. was organized in 1988 as a Nevada corporation under the name Richard Barrie Fragrances, Inc. Since our formation we have undergone a number of changes to our corporate name and to the nature of the business we conduct. We entered the time and attendance industry in 1999 when we acquired the outstanding capital stock of Vitrix Incorporated, a privately held Arizona corporation formed in 1996, which became our only operating subsidiary. In 2001, we acquired Time America, Inc. through the merger of that entity into our subsidiary Vitrix Incorporated. In 2003, we changed our name from Vitrix, Inc. to Time America, Inc. to capitalize on the then 13-year history and name recognition of Time America in the time and attendance industry.

We develop, manufacture and market a line of time and labor management software and hardware products which are designed to improve productivity by automating time and attendance, workforce scheduling and management of labor resources. Our product solutions are designed for use by a broad range of businesses, from small single location companies with only a few employees to enterprise level companies with multiple sites and thousands of employees.

Our products are internally developed, proprietary software applications that maintain and automate the process of collecting timesheet information, provide interfaces to popular payroll software solutions and enable users to generate a variety of reports that aid in the tracking and analyzing of how employees utilize their work time. Our product solutions use a variety of technologies, including products that are delivered through a 100% Web-based application service provider model, as well as client/server and PC-based applications. Our current products consist of NETtime, HourTrack, Genesis SQL and Pro, and the TA50 and TA100 product lines.

We market our products to companies in the U.S. and abroad through our direct sales and support organization and through our Business Alliance and Reseller Program. Our direct sales and reseller sales efforts accounted for approximately 44% and 56%, respectively, of our total revenues for the fiscal year ended June 30, 2005.

Market Opportunity

We believe the market for time and labor management software and hardware products is large and growing. Our belief is based on market data on associated markets, such as payroll, which show that these markets are growing. We believe there is a correlation between these markets and the time and labor management market. This belief is further supported by the numerous competitors in the time and attendance space. There are currently no definitive figures on the market size of the time and attendance market.

Growth Strategy

We have a long history of providing high quality time and labor management products to our targeted markets. Our goal is to maintain and strengthen our market position. We intend to pursue the following growth strategies to attain this goal:

•                  Leveraged Distribution. We plan to continue to sign strategic partners to enable us to do rapid and wide-scale private label distribution of our products.

•                  Introduction of New Technologies. We intend to continue to introduce and expand into new technologies that will differentiate us from our competitors by making our products more scalable, easily customized and adding new features. In July 2005, we introduced our internally developed proprietary hardware device designed to support multiple modes of employee data identification, including biometrics.

•                  Expand Reseller Sales Organization. To better service our growing reseller base, we have added an additional Regional Account Representative to cover our newly created North Central territory.  In addition, we have added a pre-sales support person to help resellers with product demonstrations, qualifications, and to address all other channel sales needs, as necessary.  This position will also have responsibility for developing remote dealer workshops and sales training courses.

Recent Developments

In November 2005, we formed a subsidiary, NetEdge Devices, LLC, an Arizona limited liability company, to manufacture and distribute a new line of advanced data collection devices that track and display critical labor information across a variety of industries. NetEdge Devices, which is headquartered in Scottsdale, Arizona, offers the TA7000 family of data collection devices as a private label solution to software application development companies, systems integration providers and value-added resellers. See “Products and Services – The TA7000”.

On January 3, 2006, we entered into agreements with Laurus Master Funds, Ltd, a Cayman Islands corporation, pursuant to which we refinanced our obligations to Laurus under existing agreements. As part of this refinancing, we issued common stock, convertible and non-convertible debt and a warrant to purchase common stock to Laurus in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933. The securities issued to Laurus include the following:

•                  A Secured Convertible Term Note in the aggregate principal amount of $2,000,000, convertible into shares of our common stock at an initial fixed conversion price of $0.65 per share. Of this amount, $1,058,310 was used to repay in full the principal balance under a prior secured convertible term note, issued to Laurus on March 22, 2004, and the remaining $941,690 was advanced to the Company on January 4, 2006;

•                  A Secured Non-Convertible Revolving Note in the aggregate principal amount not to exceed $1,500,000. Of this amount, $1,000,000 was used to repay in full the balance under our prior revolving facility with Laurus. As of the date of this prospectus, the Company has received no other proceeds from the revolving note;

•                  A common stock purchase warrant, exercisable for a period of seven years, to purchase 140,000 shares of common stock at a per share exercise price of $0.65. This warrant is in addition to warrants issued to Laurus under prior agreements, including a warrant issued in June 2005, exercisable for a period of seven years, to purchase 210,000 shares of common stock, at exercise prices of $0.72 per share for the first 150,000 shares, $0.75 per share for the next 30,000 shares, and $0.78 per share for any additional shares, and a warrant, issued in March 2004, exercisable for seven years, to purchase 280,000 shares of common stock, at exercise prices of $1.29 per share for 200,000 shares, $1.35 per share for 40,000 shares, and $1.40 per share for 40,000 shares; and

•                  A total of 351,923 shares of common stock, issued on January 3, 2006, upon closing of the term note and the revolving note.

Under the terms of the revolving note, we are permitted to borrow an amount based upon our eligible accounts receivable and our inventory, as defined in the agreements with Laurus, not to exceed an aggregate of $1,500,000. As of the date of this prospectus, the maximum amount we would be able to borrow under this facility based on eligible accounts receivable and eligible inventory is $1,072,000, which amount is less the amount Laurus agreed to fund on the closing. The revolving note matures on January 3, 2008, and is subject to an early termination fee of 5% of the face amount of the revolving note in the first year, and 4% thereafter.

The principal amount of the secured convertible term note, together with accrued interest thereon, is payable in thirty (30) equal monthly installments of $66,666.67, commencing on July 1, 2006. The term note, which matures on January 3, 2009, may be redeemed by us in cash by paying the holder 115% of the principal amount, plus accrued interest. Monthly principal and interest payments will be converted into shares of our common stock if the average market price of such stock for the five (5) days preceding the payment is 10% above the initial fixed conversion price of $0.65 per share. The conversion price may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

Annual interest on the revolving note and the term note accrues at the prime rate published in The Wall Street Journal from time to time plus 2%, with a minimum interest rate of 7.25%. Interest on the notes is payable monthly in arrears on the first business day of each month, commencing on February 3, 2006. Our obligations under the notes are secured by substantially all of our assets and the assets of our wholly-owned subsidiaries, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company. Upon the occurrence and continuation of an event of default, as defined in the agreements governing the notes, Laurus may elect to require us to pay 125% of the outstanding principal amount of the notes plus accrued but unpaid interest and any fees due.

We are obligated to file a registration statement registering the resale of shares of the common stock issuable upon conversion of the term note and exercise of the warrants. We must file the registration statement by March 3, 2006, and use our best efforts to have the registration statement declared effective within 120 days thereafter.

At closing, we paid a fee to Laurus Capital Management LLC, the manager of Laurus Master Funds, Ltd., equal to $36,000, or 3.60% of the additional $1,000,000 in financing available pursuant to the refinancing of the Company’s prior agreements with Laurus. Additionally, we issued 351,923 shares of common stock to Laurus at closing.

Effective March 31, 2006, we closed on the sale of certain of our direct sales assets to Unitime Systems, Inc. pursuant to an Asset Purchase Agreement between the parties. Under the terms of the agreement, Unitime purchased certain assets associated with our direct sales business, including a copy of the source code and other intellectual property relating to our NETtime, HourTrack and GENESIS time and attendance software products, related ASP and maintenance contracts, and certain specified direct channel sales opportunities.

The sale generated cash to us at closing of approximately $530,000. The purchase price under the agreement included cash payable to us at the closing in consideration for a copy of the source code and related intellectual property. The consideration for the ASP and maintenance contracts was determined based on multiples of the projected annualized revenues under such contracts. 100% of the total consideration for the customer ASP contracts and 40% of the total consideration for the maintenance contracts was paid to the Company in cash at the closing. The remaining consideration for the maintenance contracts is payable quarterly over the next 14 months. We will also be transitioning over additional ASP customers over the next six months that will be paid for at the time of transfer. Additionally, for the 12-month period following the closing, Unitime is obligated to pay to us  monthly royalty payments equal to 27.5% of the revenues Unitime generates in connection with direct channel sales opportunities specified at closing.

Our principal executive offices are located at 8840 East Chaparral Road, Scottsdale, Arizona 85250. Our telephone number is (480) 296-0400.

THE OFFERING

The selling stockholders identified in this prospectus are offering for sale up to 5,437,214 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Common stock offered by the selling stockholders	5,437,214 shares

Common stock to be outstanding after the offering	20,441,618 shares

Use of Proceeds

We will not receive any proceeds from the sale of common stock by the selling stockholders. If all warrants held by the selling shareholders are exercised, we will receive an aggregate of $578,028.00. We expect to use any proceeds we receive from the exercise of the warrants for general corporate purposes.

Dividend Policy

We have never paid any cash dividends on our common stock. We currently plan to retain earnings, if any, for use in our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our Board of Directors.

OTC Bulletin Board symbol	TMAM.OB

* The number of shares of common stock to be outstanding after this offering assumes the exercise of all warrants held by the selling shareholders, is based on the number of shares outstanding as of August 2, 2006, and excludes:

•                  3,300,774 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $1.08, as of June 30, 2005; and

•                  97,515 shares of common stock reserved for future awards under our 1999 Equity Compensation Plan as of June 30, 2005.

SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

The following selected and summary consolidated financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The selected financial data as of and for the fiscal year ended June 30, 2005, are derived from our audited financial statements included in our Form l0-KSB for the fiscal year ended June 30, 2005, and the related notes, incorporated herein by reference. The selected financial data as of and for the six months ended December 31, 2005, are derived from our unaudited financial statements included in our Form l0-QSB for the fiscal quarter ended December 31, 2005, and the related notes, incorporated herein by reference. The selected financial data as of and for the fiscal years ended June 30, 2001, 2002, 2003 and 2004 are derived from our audited financial statements not included elsewhere in this prospectus, and the selected financial data as of and for the three months ended December 31, 2004 are derived from our unaudited financial statements not included elsewhere in this prospectus. The supplementary financial data for the fiscal quarters in the fiscal years ended June 30, 2004 and 2005 are derived from our unaudited financial statements not included elsewhere in this prospectus.

Selected Financial Data:

	Fiscal Year Ended June 30, (1)					Nine Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006

Statement of Operations Data:

Total Revenue	$4,077,736	$3,285,315	$4,256,854	$4,837,121	$6,082,238	4,253,095	4,733,328

Cost of Revenues	2,069,740	1,557,736	1,897,319	2,123,704	2,575,742	1,886,990	2,354,581

Gross Profit	2,007,996	1,727,579	2,359,535	2,713,417	3,506,496	2,636,105	2,378,747
Sales and Marketing Expenses	1,060,316	903,112	1,112,762	1,903,044	2,012,813	1,431,227	1,662,105
Research and Development Expense	1,159,666	691,426	641,125	890,093	1,405,477	995,378	1,130,750
General and Administrative Expense	1,168,276	741,820	685,675	922,495	1,785,779	769,654	1,020,417

Loss from operations	1,463,342	608,779	80,027	1,002,215	1,697,573	560,154	1,434,525

Other Income and (Expenses)	(102,168)	(81,141)	(72,701)	(148,228)	(322,821)	(234,105)	(327,325)

Net Loss	$1,565,510	$655,852	$152,728	$1,150,443	2,020,394	794,259	1,761,850

Net loss per share, basic & diluted	$0.25	$0.09	$0.02	$0.09	$0.15	$0.06	$0.12
Weighted average share outstanding, basic & diluted	6,263,920	7,344,280	9,364,650	12,853,452	13,648,711	13,600,762	14,632,738

Balance Sheet Data:

Cash & Cash Equivalents	$177,586	$195,249	$245,795	$2,058,929	$1,361,717	625,639	666,992
Working Capital	(156,171)	17,505	50,060	2,020,628	851,916	36,694	664,505

Total Assets	1,139,618	1,175,722	1,180,270	4,187,059	4,292,486	3,128,486	4,736,484

Long-term Liabilities	487,865	733,555	597,505	2,337,345	2,210,592	1,224, 033	3,293,586

Total Liabilities	1,619,032	1,748,788	1,612,082	4,065,826	4,946,011	3,785,651	6,636,146

Accumulated Deficit	6,014,863	6,670,715	6,823,443	7,973,886	9,994,280	8,768,145	11,756,130
Shareholders’ Equity (Deficit)	(479,414)	(573,066)	(431,812)	121,233	(653,525)	(657,165)	(1,899,662)

(1)           On March 28, 2001, the Company completed a merger with Time America, Inc. which was accounted for as a pooling of interests. Pursuant to the terms of the Merger Agreement, Time America Inc. merged with and into the Company’s wholly owned subsidiary, Vitrix Incorporated, with Vitrix Incorporated continuing as the surviving corporation. In connection with the acquisition, the Company’s shareholders approved a proposal effecting a 1-for-10 reverse stock split. The above selected and summary consolidated financial data for the fiscal year ended June 30, 2001 are based on the assumption that the companies were combined for the full fiscal year.

Supplementary Financial Information:

	Revenues	Gross Profit	Loss from Operations	Net Loss Per Share	Net Loss
Fiscal Year Ended June 30, 2004
First Quarter	$1,126,397	$604,819	$141,755	$0.01	$161,573
Second Quarter	1,127,324	630,565	265,563	0.02	282,694
Third Quarter	1,306,107	711,694	290,255	0.02	309,715
Fourth Quarter	1,277,293	766,339	304,642	0.02	396,461

Fiscal Year Ended June 30, 2005
First Quarter	1,453,825	887,872	99,582	0.01	192,331
Second Quarter	1,440,312	821,463	237,474	0.02	298,668
Third Quarter	1,628,957	926,770	223,098	0.02	303,260
Fourth Quarter	1,559,144	870,391	1,137,419	0.08	1,226,135

Fiscal Year Ending June 30, 2006
First Quarter	1,470,813	723,623	573,229	0.04	712,275
Second Quarter	1,539,355	841,223	461,567	0.03	593,768
Third Quarter	1,723,160	813,901	399,728	0.03	455,807

RISK FACTORS

An investment in our common stock involves a significant degree of risk and you should not invest in our common stock unless you can afford to lose some or even all of your investment. You should consider these risk factors together with all the other information included in this prospectus before you decide to purchase shares of our common stock.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NEVER GENERATE SUSTAINED OPERATING INCOME FROM THE SALE OF OUR TIME AND ATTENDANCE PRODUCTS.

As of June 30, 2005 and March 31, 2006, we had an accumulated deficit of $9,994,280 and $11,756,130, respectively. In addition, we have reported net income in only one fiscal quarter over the past six fiscal years ended June 30, 2005. No assurance can be made that we will ever be able to generate sustained operating income from the sale of our time and attendance products.

We believe that our future profitability and success will depend in large part on our ability to generate revenue from the sale of our products. Our profitability and success will depend on:

•                  our ability to generate sufficient sales volume.

•                  our ability to maintain existing reseller relationships and our ability to enter into new relationships.

WE WILL REQUIRE ADDITIONAL FUNDS IN ORDER TO GROW OUR BUSINESS, WHICH MAY NOT BE AVAILABLE TO US WHEN WE NEED THEM OR, IF AVAILABLE, ON TERMS THAT ARE ACCEPTABLE TO US.

The growth of our business could require us to expend funds in excess of the cash generated by our operations. As of March 31, 2005, we had working capital of $664,505, as compared to working capital of $851,916 at June 30, 2006. Our current liquidity needs are being met out of cash flow from operations and borrowings under our existing credit facilities. We believe our current cash reserves, cash generated from operations, and our borrowing capacity under our credit facilities will be sufficient to fund our cash requirements over the next 12 months. However, we may need to raise additional funds in the future in order to fund more rapid expansion; to develop new and enhanced products; to increase customer support or technical staff; to respond to competitive pressures; and to acquire complimentary businesses, technologies, or services. We cannot predict the timing and amount of any such capital requirements at this time. If we raise additional funds through the issuance of equity or convertible securities, existing shareholders may experience additional dilution and such securities may have rights, preferences, or privileges senior to those of the rights of our common shareholders. There can be no assurance that we will be able to obtain additional financing on acceptable terms, or at all. If adequate funds are not available on acceptable terms, we may not be able to fund expansion, promote our products, take advantage of acquisition opportunities, develop or enhance products and services, or respond to competitive pressures.

We may wish to acquire complementary businesses, products, services, or technologies in the future. We may not be able to identify suitable acquisition candidates or make acquisitions on commercially acceptable terms. We may have difficulty integrating an acquired company’s personnel, operations, products, services, or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our business.

WE FACE INTENSE COMPETITION FROM MAJOR DOMESTIC AND EMERGING SOFTWARE COMPANIES, AND THIS COMPETITION COULD NEGATIVELY AFFECT OUR BUSINESS AND OUR REVENUE.

The market for software solutions is constantly evolving and extremely competitive. We expect competition to intensify in the future. We compete with major domestic companies. Emerging companies also may increase their participation in the market for software applications such as the applications we offer. Some of our current and potential competitors have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we have, and we may be unable to compete effectively against them. As a result, they may be able to provide their products at lower costs or to customers unavailable to us.

IF WE FAIL TO ENHANCE OUR PRODUCTS OR DEVELOP AND INTRODUCE NEW PRODUCTS ON A TIMELY BASIS, WE MAY NOT BE ABLE TO ADDRESS THE NEEDS OF OUR CUSTOMERS, OUR TECHNOLOGY MAY BECOME OBSOLETE AND OUR RESULTS OF OPERATIONS MAY BE HARMED.

Our success depends in part upon our ability to enhance our existing products and services and to develop new products and services on a timely and cost-effective basis. We cannot provide assurance that we will be able to successfully identify new opportunities and develop and bring to market new products and services in a timely and cost-effective manner. In addition, we cannot provide assurance that our products and services will not become obsolete, noncompetitive, or that they will sustain market acceptance.

We may not be able to adapt to rapidly changing technologies or we may incur significant costs in doing so. The software industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. New turn-key business solution products and services based on new technologies or new industry standards could render our existing products and services obsolete and unmarketable. To be successful, we must adapt to our rapidly evolving market by continually enhancing our products and services and introducing new products and services to address our users’ changing and increasingly sophisticated requirements. We may use new technologies ineffectively or we may fail to adapt our products and infrastructure to meet customer requirements, competitive pressures, or emerging industry standards. We could incur substantial costs if we need to modify our services or infrastructure. Our business could be materially and adversely affected if we incur significant costs to adapt, or cannot adapt, to these changes.

AN ADVERSE CHANGE IN OUR RELATIONSHIPS WITH AFFILIATES, RESELLERS AND LICENSEES COULD INCREASE OUR EXPENSES AND HURT OUR RELATIONSHIPS WITH OUR CUSTOMERS.

Our success depends on forming relationships with affiliates, resellers and licensees. The success of our business model depends upon a constant revenue stream generated by a high number of end-users. Our business model contemplates attracting end-users by forming relationships with affiliates, resellers, and licensees that market our products and services. We believe that it will be less costly and more efficient for us to attract end-users through indirect distribution channels than to attempt to attract the end-users directly. Consequently, we must establish and maintain relationships with resellers and licensees. We may not be able to attract additional affiliates, resellers, or licensees on acceptable terms, or at all. If we fail to establish and maintain relationships with affiliates, resellers, and licensees on a cost-effective basis, our business could be adversely affected through higher costs or the resulting potential inability to service our customers.

THE CURRENT CAPITALIZATION COULD DELAY, DEFER, OR PREVENT A CHANGE OF CONTROL.

We are authorized to issue up to 50,000,000 shares of common stock and up to 10,000,000 shares of preferred stock, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the shareholders. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change of control of the Company.

THE LIMITED TRADING VOLUME OF OUR COMMON STOCK, HISTORICAL PRICE VOLATILITY, NUMBER OF SHARES REGISTERED FOR RESALE, AND THE PRICE AT WHICH THE SELLING SHAREHOLDERS MAY SELL SHARES OF COMMON STOCK PURSUANT TO THIS PROSPECTUS, MAY CAUSE DOWNWARD PRESSURE ON THE PRICE OF OUR COMMON STOCK AND NEGATIVELY IMPACT AN INVESTOR’S ABILITY TO SELL SHARES OF OUR COMMON STOCK IN THE FUTURE.

The price at which the selling shareholders will sell the shares of common stock described in this prospectus may vary from time to time and will be determined at the time of such sale. The negotiated selling price may represent a discount from our trading price. Any level of discount from the current market price, together with any of the following factors, may cause downward pressure on the price of our common stock and negatively impact your ability to sell your shares of common stock when you desire to do so:

•                  We are registering for resale an aggregate of 5,437,214 shares of common stock to be sold by the selling shareholders named in this prospectus. The ability to freely trade these shares may create downward pressure on the price of our common stock.

•                  The trading price of our common stock has been volatile over the past 4 fiscal years and may continue to be volatile in the future. During the four fiscal years ended June 30, 2005, our stock price has ranged from a high of $1.50 per share and a low of $0.15 per share.

•                  The average daily trading volume of our common stock over the six-month period ended March  31, 2006 is approximately 18,000 shares. Any material increase in trading volume resulting from the sale of the shares that are the subject of this prospectus or otherwise could cause downward pressure on the trading price of our common stock.

The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss due to potential illiquidity and the possibility that our common stock may suffer greater declines.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling shareholders. We may receive proceeds from the exercise of warrants entitling the selling shareholders to purchase an aggregate of 768,098 shares of our common stock. If all warrants held by the selling shareholders are exercised, we will receive an aggregate of $578,028. We expect to use any proceeds we receive from the exercise of the warrants for general corporate purposes, including, but not limited to, working capital, capital expenditures and repaying or refinancing of our obligations.

DESCRIPTION OF SECURITIES

Common Stock

The Company’s Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.005 par value per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

The holder of common stock is entitled to receive dividends when and as declared by the board of directors of the company out of funds legally available therefor, provided that if any shares of common stock are at the time outstanding, the payment of dividends on common stock and other distributions (including purchases of common stock) may be subject to the declaration and payment of full cumulative dividends, and the absence of arrearages in any mandatory sinking funds, on outstanding shares of common stock.

The holder of common stock is entitled to one vote for each share on all matters voted on by stockholders, including election of directors. The holder of common stock does not have any conversion, redemption or preemptive rights. In the event of the dissolution, liquidation or winding up of the company, holders of common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company’s indebtedness, and the aggregate liquidation preference of any preferred stock then outstanding.

All outstanding shares of common stock are, and the shares offered hereby, upon issuance, will be, fully paid and non-assessable.

Certain provisions of the Company’s Certificate of Incorporation and Bylaws may be considered as having an anti-takeover effect. Such provisions empower the board of directors of the Company to fix the rights and preferences of and to issue shares of preferred stock. In addition, certain provisions of law may have the effect of protecting the Company against undesired takeover attempts. Specifically, under Nevada law, in certain instances, significant holders (as specified) of the Company’s voting stock may not, without approval of a specified vote of the other stockholders, or approval of the Company’s board of directors (or the independent members thereof) prior to becoming a significant holder, acquire additional interests in the Company’s assets or capital stock.

The transfer agent for the common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

Pursuant to agreements with Oberon in connection with our financing transactions with Laurus, we are registering 735,291 shares of common stock to be resold by Oberon, a selling shareholder listed in this prospectus, which represent shares issuable to Oberon as follows:

•                  Up to 317,193 shares issuable in payment of certain fees due by us to Oberon;

•                  136,364 shares issuable pursuant to a common stock purchase warrant, issued March 22, 2004, exercisable for a period of three years, at an exercise price of $1.10 per share; and

•                  281,734 shares issuable pursuant to common stock purchase warrants, issued June 23, 2005, and January 3, 2006, each exercisable for a period of three years, at an exercise price of $0.65 per share.

See the disclosure under the caption “Oberon Securities” for a complete description of our agreements with Oberon.

The Laurus Master Fund, Ltd. Refinancing

Pursuant to financing arrangements entered into with Laurus in June 2005 and January 2006, as described below, we are registering 4,701,923 shares of common stock to be resold by Laurus, a selling shareholder listed in this prospectus, to which we issued common stock, a convertible term note, a non-convertible revolving note and a warrant to purchase shares of our common stock. The common stock, the notes and the warrant were issued in a private offering pursuant to an exemption from registration under Section 4(2) of the Securities Act.

Overview. On January 3, 2006, we entered into a financing transaction with Laurus Master Fund, Ltd., under which we refinanced our obligations to Laurus under prior agreements, and obtained an additional $1,000,000 in new financing. As part of the refinancing transaction, Laurus purchased from us a secured convertible term note in the aggregate principal amount of $2,000,000, and a secured non-convertible revolving note in the aggregate principal amount of $1,500,000. The term note replaced an existing secured convertible term note with an issue date of March 22, 2004 and a principal balance of $1,058,310 that was paid in full with the proceeds of the term note. Gross proceeds received by us under the term note were $941,690, which may be used for working capital purposes. The revolving note replaced an existing $1,500,000 revolving facility that had an outstanding balance of $1,000,000 that was paid in full with proceeds from the revolving note. We did not receive any of the proceeds from the revolving note. Our obligations under the notes are secured by substantially all of our assets and the assets of our subsidiaries. Amounts outstanding under the term note will be paid in monthly installments either in cash or converted into shares of common stock.

We are obligated to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issued and issuable under the refinancing transaction, and to use our best efforts to cause the registration statement to be declared effective within 180 days from the closing of the notes. The two notes are described more fully below under the subheading entitled Security Agreement and Notes. We also issued a seven-year warrant to Laurus, which gives Laurus the right to purchase an aggregate of 140,000 shares of our common stock, at an exercise price of $0.65 per share. The warrant exercise price is subject to anti-dilution protection adjustments.

The following paragraphs summarize the material terms of the agreements governing the financing transactions with Laurus. The description below is qualified in its entirety by reference to the agreements entered into in connection with the refinancing, which are set forth in the exhibits to this registration statement.

Security Agreement and Notes. Borrowings under the financing provided by Laurus are governed by the terms of a Security and Purchase Agreement, the two notes described below and a Registration Rights Agreement. Under the terms of the Security and Purchase Agreement, on the closing date of the Laurus transactions we executed the following two promissory notes in favor of Laurus:

•                  A secured non-convertible revolving note in the original principal amount of $1,500,000. Of this amount, $1,000,000 was used to repay in full our obligations under our prior $1,500,000 revolving facility with Laurus. We did not receive any other proceeds from this facility on the closing date and have received none as of the date of this prospectus.

•                  A secured convertible term note in the amount of $2,000,000, of which $1,058,310 was used to repay in full our obligations under our pre-existing secured convertible term note with Laurus. We received the remaining $941,690 under the note on the closing date.

Under the terms of the Security and Purchase Agreement, we have granted to Laurus a right of first refusal to provide any additional convertible indebtedness proposed to be incurred by us, provided Laurus is willing to provide such financing on terms no less favorable than the terms proposed by any third party.

Principal Borrowing Terms and Prepayment. Borrowings under the revolving facility are advanced pursuant to a formula consisting of 90% of the net face amount of eligible accounts receivable, defined primarily as receivables that are less than 120 days old, less any reserves required by Laurus. Borrowings may not exceed $1,500,000. Laurus may unilaterally increase or decrease such advance rates if, in Laurus’ good faith discretion, there has been a significant change in our assets, liabilities, financial condition, properties, operations, prospects or eligible accounts. Annual interest on the outstanding borrowings under the revolving note accrues at the prime rate published in the Wall Street Journal from time to time plus 2%, with a minimum interest rate of 7.25%. Upon an event of default, default interest in the amount of an additional 4% per annum will accrue on the outstanding balance under the revolving note. If Laurus terminates the agreement as a result of an event of default, the revolving note is subject to an early termination fee of 5% of the face amount of the revolving note in the first year, and 4% thereafter. Additionally, Laurus may elect to require us to make a default payment in the amount of 125% of the outstanding principal amount of the revolving note.

The term note has a three-year term and provides for principal repayment, in cash or stock, in thirty equal monthly installments of $66,666.67 commencing on July 1, 2006. The term note matures on January 3, 2009. Annual interest on the outstanding borrowings under the term note accrues at the prime rate published in the Wall Street Journal from time to time plus 2%, with a minimum interest rate of 7.25%. Upon an event of default, default interest in the amount of an additional 2% per month will accrue on the outstanding balance under the term note. Monthly principal and interest payments will be converted into shares of our common stock if the average market price of such stock for the five days preceding the payment is 10% above the initial fixed conversion price of $0.65 per share, and the amount of the conversion does not exceed 20% of the aggregate dollar trading volume of our common stock for the 22 trading days preceding the payment. Any portion of the monthly installments that does not meet the foregoing conditions and is therefore not convertible into shares of common stock is payable in cash. The conversion price of the secured convertible notes may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution. None of our repayment obligations under the term note will be converted into shares of our common stock unless either there exists an effective registration statement covering the shares to be issued, or an exemption for the resale of all of the common stock issued and issuable under the term note is available under Rule 144 of the Securities Act. Laurus has contractually agreed to restrict its ability to convert balances owing under the term note if conversion would cause the number of shares of common stock beneficially owned by Laurus, including common stock issuable upon exercise of warrants and options held by Laurus, to exceed 4.99% of the outstanding shares of our common stock. However, upon an event of default, and if Laurus provides us with 75 days written notice, Laurus’ conversion rights will not be subject to this volume limitation. We may redeem the secured convertible term note at any time prior to its maturity by paying the note holder a sum equal to 115% of the principal amount, plus accrued interest, together with any other sums due under the note and the related security agreement. Upon an event of default, Laurus may elect to require us to make a default payment in the amount of 125% of the outstanding principal amount of the term note.

Upon the closing of the January 3, 2006 transactions, we paid a fee to Laurus Capital Management LLC, the manager of Laurus Master Funds, Ltd., equal to $36,000, or 3.60% of the additional $1,000,000 in financing available pursuant to the refinancing of our prior agreements with Laurus. Additionally, we issued Laurus 250,000 shares of common stock at the closing of the revolving note, and 76,923 shares of common stock at the closing of the term note, for an aggregate of 351,923 shares. As of the date of this prospectus, Laurus beneficially owns 351,923 shares of our common stock, or 2.3% of our outstanding capital stock. As a result, based on the 4.99% limitation described above, Laurus could only convert $271,700 principal amount of the amount outstanding under the secured convertible term note as of the date of this prospectus.

Security and Events of Default. The notes are secured by a lien on substantially all of the Company’s assets. The Security and Purchase Agreement contains no specific financial covenants; however, it defines certain circumstances under which the agreement can be declared in default and subject to termination, including among others, if

•                  there is a material adverse change in the Company’s business or financial condition;

•                  an insolvency proceeding is commenced;

•                  the Company defaults on any of its material agreements with third parties or there are material liens or attachments levied against the Company’s assets;

•                  the Company’s common stock ceases to be publicly traded; and

•                  the Company fails to comply with the terms, representations and conditions of the agreement.

Upon the occurrence and during the continuation of an event of default, the interest rate charged on outstanding balances will be increased by 4% per annum under the revolving note and 2% per month under the term note, until the default is cured. Should the default continue beyond any applicable grace period, then Laurus could require the Company to repay 125% of any principal outstanding under the agreement, plus accrued interest, fees and all other amounts payable under the agreement.

Conversion Rights. All or a portion of the outstanding principal and interest due under the term note may be converted, at the option of the holder, into shares of our common stock, at any time prior to the maturity date, subject to certain limitations as defined in the notes, at the fixed conversion price of $0.65 per share if the average market price of such stock for the five days preceding the payment is 10% above the initial fixed conversion price of $0.65 per share. Unless an event of default has occurred and Laurus has provided us with 75 days written notice to the contrary, Laurus has contractually agreed to restrict its ability to convert balances owing under the term note if the conversion would cause the number of shares of common stock beneficially owned by Laurus, including common stock issuable upon exercise of warrants and options held by Laurus, to exceed 4.99% of the then outstanding shares of our common stock. The fixed conversion price is subject to anti-dilution protection adjustments.

Lockbox. We also entered into a Reaffirmation and Ratification Agreement with Laurus, under which we acknowledged that our existing obligations under the Wholesale Lockbox Agreement with Laurus and Wells Fargo Bank dated June 25, 2005, continue in full force and effect after giving effect to the January 2006 refinancing. Under the terms of the lockbox agreement, we are obligated to direct all third parties to remit all payments owing to us to our post office lockbox located at Wells Fargo Bank. The effect of this arrangement is to give Laurus complete control over and access to all of our funds deposited at Wells Fargo Bank.

Escrow. On January 3, 2006, we also entered into a Funds Escrow Agreement with Laurus and Loeb & Loeb LLC, as escrow agent, pursuant to the requirements of the Security and Purchase Agreement. Under the terms of the Funds Escrow Agreement, the $1 million funded under the revolving note and the $2 million funded under the term note was placed in escrow pending satisfaction of the receipt by the escrow agent of fully executed transaction documents and joint escrow instructions. Of the $3 million placed in escrow under the Funds Escrow Agreement, $2,058,310 was used to repay our obligations under prior notes payable to Laurus, and we received the remaining $941,690.

Registration Rights. Pursuant to the terms of a Registration Rights Agreement, the Company is obligated to file a registration statement with the Securities and Exchange Commission registering the resale of shares of the

Company’s common stock issuable upon conversion of the term note and upon the exercise of the warrant. The registration statement must be filed within 60 days of the closing of the transaction, and declared effective within 180 days of the closing of the transaction.

Warrants

In this prospectus we are also registering for resale by the selling shareholders an aggregate of 768,098 shares of common stock issuable upon exercise of warrants issued to the selling shareholders. In connection with the January 2006 refinancing transaction described in this prospectus, we have issued to Laurus a warrant to purchase 140,000 shares of our common stock. Laurus may exercise the warrant at any time through January 1, 2013, at an exercise price of $0.65 per share. In connection with the June 2005 financing transaction with Laurus, we issued to Laurus a seven-year warrant to purchase 210,000 shares of common stock, at exercise prices of $0.72 per share for the first 150,000 shares, $0.75 per share for the next 30,000 shares, and $0.78 per share for any additional shares. We have also issued a three-year warrant to purchase 108,657 shares of our common stock to Oberon Securities, LLC in connection with our January 2006 refinancing transactions with Laurus. Oberon may exercise the warrant at an exercise price of $0.65 per share. This warrant is in addition to prior three-year warrants granted to Oberon in connection with our prior financing transactions with Laurus, including a warrant granted on March 22, 2004, for 136,364 shares at an exercise price of $1.10 per share, and a warrant granted on June 23, 2005, for 173,077 shares at an exercise price of $0.65 per share.

The warrants provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure. As of January 31, 2006, we had outstanding warrants to purchase an aggregate of 1,291,456 shares of our common stock at exercise prices ranging from $0.15 to $4.38.

Oberon Securities

Under the terms of our agreement with Oberon Securities, LLC relating to our financing transactions with Laurus, we are registering 735,291 shares of common stock to be resold by Oberon, a selling shareholder listed in this prospectus, which represent up to 317,193 shares of common stock issuable in payment of certain fees due by us to Oberon, shares underlying a three-year warrant, issued March 22, 2004, to purchase 136,364 shares at an exercise price of $1.10 per share, and shares underlying three-year warrants, issued June 23, 2005, and January 3, 2006, to purchase an aggregate of 281,734 shares at an exercise price of $0.65 per share. The following paragraphs describe our agreements with Oberon.

On January 15, 2004, we entered into a 3-month agreement with The Oberon Group, LLC to provide us with nonexclusive financial advisory services. This arrangement was terminable by either party upon 30 days notice. Under the terms of this agreement, we agreed to pay the following consideration to Oberon:

•                  A monthly retainer fee of $7,500, which fees would be credited against any fees owed to Oberon under the agreement.

•                  A fee equal to 7.5% of the amount of any common equity, convertible preferred equity, convertible debt and/or mezzanine debt financing facility entered into by the Company arising out of contracts made by Oberon on behalf of the Company.

Under the terms of this agreement, these fees are payable to Oberon if we enter into any such financing transactions within 24 months of the termination of the agreement. The amount of such fee is reduced by the amount of any fees payable to a third party in connection with such financing transaction. For example, if a third party other than Oberon secures financing for us and we pay such third party a fee equal to 5% of such financing, then the fee payable to Oberon would equal 2.5%.

On May 18, 2005, we entered into a Novation Agreement with The Oberon Group, LLC and Oberon Securities, LLC. Under the terms of the Novation Agreement, The Oberon Group, LLC and the Company agreed to mutually release each other from their obligations under the January 15, 2004 agreement and any claims they may have against each other, excluding claims relating to a party’s fraud. Under this 2005 agreement, Oberon Securities agreed to assume all of The Oberon Group, LLC’s obligations under the January 2004 agreement and we accepted the assumption of such agreement by Oberon Securities, LLC. Fees paid or payable under this agreement are described below:

•                  In March 2004, we issued a $2 million secured convertible term note due March 22, 2007 to Laurus, together with a warrant to purchase 280,000 shares of our common stock. In consideration for facilitating this transaction, we paid an advisory fee of $150,000 to Oberon and issued Oberon a three-year warrant to purchase 136,364 shares of our common stock at a per share exercise price of $1.10.

•                  In consideration for Oberon’s role in facilitating the June 2005 revolving credit facility transactions with Laurus, Oberon was paid an advisory fee of $112,500, 50% of which was paid in cash and the remainder was paid in additional restricted shares of common stock and issued a three-year warrant to purchase 173,077 shares of our common stock at a per share exercise price of $0.65.

On January 13, 2006, we entered into an agreement with Oberon Securities, LLC setting forth the compensation due to Oberon Securities in connection with its facilitation of the Company’s January 3, 2006 refinancing with Laurus. Under this 2006 agreement, and in addition to the compensation set forth above, Oberon Securities is due the compensation described below:

•                  An advisory fee of $70,627, payable in stock, calculated by dividing $70,627 by the average per sale price at which the Company’s common stock trades on the five trading date following the date on which the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission. Of the $56,250 advisory fee from the June 2005 financing transaction that was payable in cash, Oberon agreed to accept payment of such fee in stock, calculated as set forth in the preceding sentence. All of the foregoing shares in respect of advisory fees are to be delivered to Oberon within eight days following the date on which the registration statement of which this prospectus is a part is declared effective.

•                  The Company issued a three-year warrant to purchase 108,657 shares of our common stock at a per share exercise price of $0.65.

PLAN OF DISTRIBUTION

Any or all of the shares of common stock to be sold by the selling shareholders may be sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms than prevailing or at prices related to the then current market price, or in negotiated transactions. There is no assurance that the selling shareholders will sell any or all of the shares of common stock in this offering. The common stock may be sold in one or more of the following types of transactions:

(a)                                  a block trade in which a selling shareholder will engage a broker-dealer who will then attempt to sell the common stock, or position and resell a portion of the block as principal to facilitate the transaction;

(b)                                 purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

(c)                                  an exchange distribution in accordance with the rules of such exchange;

(d)                                 ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

(e)                                  any combination of the foregoing, or by any other legally available means. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

The selling shareholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling shareholders may also loan or pledge common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus.

Underwriter Status. Laurus and any broker-dealers or agents that are involved in selling the common stock covered by this prospectus, may be considered to be “underwriters” within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act. In addition, any of the shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold in an unregistered transaction under Rule 144 rather than pursuant to this prospectus.

Additionally, under applicable rules and regulations of the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of such distribution. In addition to those restrictions, each selling shareholder will be subject to the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M and Rule 10b-7, which provisions may limit the timing of the purchases and sales of our securities by the selling shareholders.

We have agreed to indemnify Laurus against certain liabilities in connection with the offering of the common stock, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock against various liabilities, including liabilities arising under the Securities Act.

Penny Stock Rules. Our common stock is subject to the “penny stock” rules that impose additional sales practice requirements because the price of our common stock is below $5.00 per share. For transactions covered by these rules, broker-dealers must make special suitability determinations for the purchase of our common stock and must have received a purchaser’s written consent to the transaction prior to the purchase. The “penny stock” rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. Broker-dealers must also disclose:

•                  the commission payable to both the broker-dealer and the registered representative,

•                  current quotations for the securities, and

•                  if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.

Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common stock trades above $5.00 per share. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our common stock, and may affect the ability to sell our common stock in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in “penny stocks” and it is unlikely that any bank or financial institution will accept “penny stock” as collateral.

Expenses of the Distribution. We will bear all of the costs and expenses of registering under the Securities Act the sale of securities offered by this prospectus. Commissions and discounts, if any, attributable to the sales of the common stock will be borne by the selling shareholders.

State Securities Laws. In order to comply with the securities laws of various states, if applicable, sales of the common stock made in those states will only be made through registered or licensed brokers or dealers. In addition, some states do not allow the securities to be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling shareholders. We have no obligation to obtain such registrations or qualifications.

SELLING SHAREHOLDERS

The table below sets forth information concerning the resale by the selling shareholders of the common stock. We will not receive any proceeds from the resale of the common stock by the selling shareholders, but may receive proceeds from the exercise of warrants entitling the selling shareholders to purchase an aggregate of 768,098 shares of our common stock. Because the selling shareholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by the selling shareholders or that may be subsequently owned by the selling shareholders.

The table below sets forth the name of each selling shareholder who may offer the resale of the common stock by this prospectus, the number of such securities beneficially owned by the selling shareholder, the number of such securities that may be sold in this offering and the number of such securities the selling shareholder will own after the offering, assuming it sells all of the shares offered.

Selling Shareholder	Total Shares Included in Prospectus	Beneficial Ownership of Shares Before Offering (1)		% of Shares Owned Before Offering (1)	Beneficial Ownership of Shares After Offering (1)	% of Shares Owned After Offering (1)

Laurus Master Fund, Ltd. (2)	4,701,923	4,981,923	(3)	25.4%	280,000	1.4%

Oberon Securities, LLC (4)	735,291	735,291		4.7%	0	0%

TOTAL	5,437,214

(1)                                  The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares that the selling shareholder has the right to acquire within 60 days.

(2)                                  Laurus Capital Management, LLC is the investment manager for Laurus Master Fund, Ltd. The directors of Laurus Capital Management, LLC are David and Eugene Grin. By virtue of their position as directors of Laurus Capital Management, LLC, Messrs. Grin share voting and dispositive power over these securities.

(3)                                  Of the 4,981,923 shares referenced in this column, 351,923 are outstanding as of the date of this prospectus. Of the remaining 4,630,000 shares, (i) up to 4,000,000 are issuable upon conversion of the $2 million secured convertible term note; (ii) 140,000 shares are issuable upon exercise of warrants issued to Laurus in the January 2006 financing transaction; (iii) 210,000 shares are issuable upon exercise of warrants issued to Laurus in the June 2005 financing transaction; and (iv) 280,000 shares are issuable upon exercise of warrants issued to Laurus in March 2004.

(4)                                  Mr. Elad Epstein is a principal of Oberon Securities, LLC and has sole voting and dispositive power over these securities.

The Company’s relationships with Laurus and Oberon are described under the captions “The Laurus Master Fund, Ltd. Refinancing” and “Oberon Securities”, respectively, in this prospectus.

DIVIDEND POLICY

We do not expect to pay any dividends in the foreseeable future. Any profits we earn will be retained and used to finance our growth. We have no current plans to initiate payment of cash dividends, and future dividend policy will depend on Time America’s earnings, capital requirements, financial condition and other factors deemed relevant by our board of directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our results of operations and financial condition.  The following selected financial information is derived from our historical financial statements and should be read in conjunction with such financial statements and notes thereto, which we incorporate by reference from our annual report on Form 10-KSB for the year ended June 30, 2005, our quarterly reports on Form 10-QSB for the three months ended September 30, 2005, the six months ended December 31, 2005, and the nine months ended March 31, 2006, and the “Forward-Looking Statements” explanation included herein.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period.  Critical accounting policies are defined as policies that management believes are (a) the most important to the portrayal of our financial condition and results of operations; and (b) that require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Our significant accounting policies are described in the audited consolidated financial statements and notes thereto included herein.  We believe our most critical accounting policies are revenue recognition, software development costs and the allowance for potentially uncollectible accounts receivable. This listing is not a comprehensive list of all of our accounting policies.  Please refer to note 1 in the notes to our consolidated financial statements incorporated by reference herein for further information.

We license software and sell data collection hardware and related ancillary products to end-user customers through our direct sales force as well as reseller channel customers through independent resellers. Our software license revenue is earned from perpetual licenses of off-the-shelf software requiring none or minor modification or customization. The software license, data collection hardware and related ancillary product revenues from our end-user customers and reseller channel customers are generally recognized when:

•                  Persuasive evidence of an arrangement exists, which is typically when a non-cancelable sales and software license agreement or purchase order has been signed;

•                  Delivery, which is typically FOB shipping point, is complete for the software (either physically or electronically), data collection hardware and related ancillary products;

•                  The customer’s fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties;

•                  Collectibility is probable; and

•                  Objective evidence of fair value exists for all undelivered elements, typically maintenance and professional services.

The fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue, assuming all other conditions for revenue recognition have been satisfied. Substantially all of our sales agreements contain allocations of the purchase price among the various elements of the arrangement. If we cannot determine the fair value of any undelivered element included in an arrangement, we will defer revenue until all elements are delivered, services are performed or until fair value can be objectively determined.

As part of an arrangement, end-user customers typically purchase maintenance contracts as well as professional services from us. Maintenance services include telephone and Web-based support as well as rights to unspecified upgrades and enhancements, when and if we make them generally available. Professional services are typically for implementation, installation of the software and data collection hardware, training, building interfaces and custom features, and running test data.

Revenues from maintenance services are recognized ratably over the term of the maintenance contract period, which is usually one year. Maintenance services are typically stated separately in an arrangement. We have classified the value of revenues pertaining to the contractual maintenance obligations that exist for the 12-month period subsequent to the balance sheet date as a current liability, and the contractual obligations with a term beyond 12 months, if present, as a non-current liability.

Revenues from customer support services are recognized as the services are delivered. Revenues from professional services are generally recognized based on customer specific objective evidence of fair value when:

•                  A non-cancelable agreement for the services has been signed or a customer’s purchase order has been received;

•                  The professional services have been delivered;

•                  The customer’s fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties; and

•                  Collectibility is probable.

Customer specific objective evidence of fair value is based upon the price charged when these services are sold separately and are typically an hourly rate for professional services and a per-class rate for training. Based upon our experience in completing professional services, we have determined that these services are typically delivered within a 12-month period subsequent to the contract signing and therefore classify deferred professional services as a current liability.

Our arrangements with end-user customers and reseller channel customers do not include any rights of return or price protection, nor do arrangements with reseller channel customers include any acceptance provisions. Our arrangements with end-user customers generally include our standard acceptance provision. Our standard acceptance provision states that the customer’s acceptance of the products shall be deemed to occur upon completion of running our standard diagnostic tests.

At the time we enter into an arrangement, we assess the probability of collection of the fee and the terms granted to the customer. For end-user customers, the typical payment terms include a deposit and subsequent payments, based on specific due dates, such that all payments for the software license, data collection hardware and related ancillary products, as well as services included in the original arrangement, are ordinarily due within one year of contract signing. Our payment terms for reseller channel customers are typically due within 30 days of the invoice date.

If the arrangement includes a substantive acceptance provision, we defer revenue not meeting the criterion for recognition under Statement of Position 97-2, “Software Revenue Recognition,” and classify this revenue as deferred revenue, including deferred product revenue. This revenue is recognized, assuming all other conditions for revenue recognition have been satisfied when the uncertainty regarding acceptance is resolved as generally evidenced by written acceptance or payment of the arrangement fee. If the payment terms for the arrangement are considered extended, we defer revenue on the arrangement until the payment of the arrangement fee becomes due. The deferred amounts related to arrangements with extended payment terms are removed from deferred revenue and accounts receivable, as we have determined that these amounts do not represent either receivables or deferred revenue until the payment becomes due. We report the allocated fair value of revenues related to the product element of arrangements as a current liability because of the expectation that these revenues will be recognized within 12 months of the balance sheet date.

We capitalize software development costs in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Capitalization of software development costs begins upon the establishment of technological feasibility of the product.  The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in software and hardware technology.  Amortization of capitalized software development costs begins when the products are available for general release to customers and is computed on a product-by-product basis using straight-line amortization with useful lives of five years or, if less, the remaining estimated economic life of the product.  Amounts related to internal software development that could be capitalized under this statement were deemed immaterial.

We provide for potentially uncollectible accounts receivable by use of the allowance method. The allowance is provided based upon a review of the individual accounts outstanding, and our prior history of uncollectible accounts receivable.  It is our practice to record an estimated allowance for sales returns and adjustments based on historical experience and to record individual charges for sales returns and adjustments directly to revenue as incurred.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs.” SFAS 151 amends the guidance in APB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criteria of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material affect on our financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets.”  SFAS 153 amends the guidance in APB No. 29, “Accounting for Nonmonetary Assets.”  APB No. 29 was based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanged. SFAS 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for financial statements issued for fiscal years beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material affect on our financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” which is a revision of FASB 123, “Accounting for Stock-Based Compensation.”  SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.”  Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including the grant of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative.

SFAS 123(R) must be adopted by small business issuers for interim periods beginning after January 1, 2006. Early adoption will be permitted in periods in which financial statements have not been issued. We adopted FASB 123(R) effective July 1, 2005, the beginning of our 2006 fiscal year.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.”  SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting a change in accounting principle. SFAS 154 requires the retrospective application to prior periods’ financial statements of the direct effect of a voluntary change in accounting principle unless it is impracticable. APB No. 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FASB stated that SFAS 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. Unless early adoption is elected, SFAS 154 is effective for fiscal years beginning after December 15, 2005. Early adoption is permitted for fiscal years beginning after June 1, 2005. SFAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The adoption of SFAS 154 is not expected to have a material affect on our financial position or results of operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Inflation and Seasonality

We do not believe that our operations are significantly impacted by inflation and our business is not seasonal in nature.

SELECTED FINANCIAL INFORMATION

	Fiscal Years Ended June 30,			Nine Months Ended March 31,
	2005	2004	2003	2006	2005

Total Revenues	$6,082,238	$4,837,121	$4,256,854	$4,733,328	$4,523,095
Costs of Revenues	2,575,742	2,123,704	1,897,319	3,354,581	1,886,990
Gross Profit	3,506,496	2,713,417	2,359,535	2,354,581	2,636,105
Sales and Marketing Expense	2,012,813	1,903,044	1,112,762	1,662,105	1,431,227
Research and Development Expense	1,405,477	890,093	641,125	1,130,750	995,378
General and Administrative Expense	1,785,779	922,495	685,675	1,020,417	769,654
Other Expense	322,821	148,228	72,701	464,267	25,774
Net Loss	(2,020,394)	(1,150,443)	(152,728)	(1,761,850)	(794,259)
Basic Loss per Share	(0.15)	(0.09)	(0.02)	(0.12)	(0.06)

Results of Operations for the Three and Nine Months Ended March 31, 2006 and 2005

Revenues:

	Three Months Ended March 31,			Nine Months Ended March 31,
	2006	2005	Percent Change	2006	2005	Percent Change
Revenues	$1,723,160	$1,628,957	6%	$4,733,328	$4,523,095	5%

See “Product Sales” and “Service Revenue” below for discussion of the change.

Product Sales:

	Three Months Ended March 31,			Nine Months Ended March 31,
	2006	2005	Percent Change	2006	2005	Percent Change
Product sales	$1,256,006	$1,222,964	3%	$3,322,927	$3,304,102	1%
Product sales as a percent of total revenues	73%	75%	—	70%	73%	—

Product sales have remained relatively flat over the three and nine months ended March 31, 2006.

Service Revenue:

	Three Months Ended March 31,			Nine Months Ended March 31,
	2006	2005	Percent Change	2006	2005	Percent Change
Service revenue	$467,154	$405,993	15%	$1,410, 401	$1,218,993	16%
Service revenue as a percent of total revenues	27%	25%	—	30%	27%	—

The increase in our service revenue in the current quarter and nine-month period was primarily attributable to a 60% and 56%, respectively, increase in our NETtime software service revenue over such periods. We believe the increase in our NETtime software service revenue during this period occurred as a result of volume increases, which are attributable to increased customer demand for such service. In addition, maintenance revenue increased by 15% in the three month period and by 31% in the nine month period. The increase in maintenance revenue was primarily attributable to increases in renewal rates versus previous periods.

Gross Profit:

	Three Months Ended		Nine Months Ended
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
Product gross margin	45%	59%	49%	60%
Service gross margin	52%	51%	54%	55%
Total gross margin	47%	57%	50%	58%

The decrease in overall and product gross profit is primarily due to the accounting for a large contract with a Fortune 100 company. The contract is for a $2,150,000 software and hardware solution requiring successful completion of a pilot program followed by completion of the remainder of the contract. The pilot program section of the contract is for $378,000. We are accounting for the software portion of the pilot program using the percentage of completion method for long-term contracts. The estimated costs for development of the software exceed our revenues for the software and the Company recorded an estimated loss of approximately $177,000 for the software portion of this contract. If the revenue and costs under this contract were removed, our overall and product margins for the current quarter and nine-month period ended March 31, 2006 would be in line with our normal margins as discussed below. We do expect to achieve a gross profit on the contract as a whole as it is fulfilled over the next year.

Our gross profit percentage on products is typically between 55% to 60%, depending upon the mix of software versus hardware sales and the makeup of hardware sales. Our product revenue is comprised of software and hardware sales, with hardware sales yielding a significantly lower gross profit than software sales. Hardware revenue is principally comprised of two versions of general data collection terminals, badge terminals and biometric units. The gross profit is greater on badge terminals than biometric units because we add value to our badge terminals by installing software on the terminals.

Our gross profit percentage on services revenue was relatively flat for the both periods presented.

Operating Expenses:

	Three Months Ended			Nine Months Ended
	March 31, 2006	March 31, 2005	Percent Change	March 31, 2006	March 31, 2005	Percent Change
Total costs and expenses	$1,213,629	$1,149,868	6%	$3,813,272	$3,196,259	19%
Total costs and expenses as a percent of total revenues	70%	71%	—	81%	71%	—

See “Sales and Marketing Expense,” “Research and Development Expense,” and “General and Administrative Expense” below for discussion of the changes.

Sales and Marketing Expense:

	Three Months Ended			Nine Months Ended
	March 31, 2006	March 31, 2005	Percent Change	March 31, 2006	March 31, 2005	Percent Change
Sales and marketing expense	$530,413	$505,682	5%	$1,662,105	$1,431,227	16%
Sales and marketing expense as a percent of total revenues	31%	31%	—	35%	32%	—

The increase in sales and marketing expenses in the current quarter and nine-month period is primarily attributable to higher labor and employee acquisition costs as we have increased our sales staff. Our sales staff  increased due to our focus to increase our overall sales.

Research and Development Expense:

	Three Months Ended			Nine Months Ended
	March 31, 2006	March 31, 2005	Percent Change	March 31, 2006	March 31, 2005	Percent Change
Research and development expense	$383,600	$369,660	4%	$1,130,750	$995,378	14%
Research and development expense as a percent of total revenues	22%	23%	—	24%	22%	—

The increase in research and development expenses is primarily attributable to labor and other costs associated with the development of our new data collection terminal and enhancement of our software offerings.

General and Administrative Expense:

	Three Months Ended			Nine Months Ended
	March 31, 2006	March 31, 2005	Percent Change	March 31, 2006	March 31, 2005	Percent Change
General and administrative expense	$299,616	$274,526	9%	$1,020,417	$769,654	33%
General and administrative expense as a percent of total revenues	17%	17%	—	22%	17%	—

The increase in general and administrative expenses is primarily due to $5,000 in costs in the current quarter and $84,000 in costs in the current nine month period as a result of the adoption of FASB Statement No. 123(R) in the first quarter of fiscal 2006. We also incurred approximately $60,000 in expenses associated with the preparation and filing of a registration statement in the nine month period.

Other Expense:

	Three Months Ended			Nine Months Ended
	March 31, 2006	March 31, 2005	Percent Change	March 31, 2006	March 31, 2005	Percent Change
Other expense	$56,079	$80,162	(30)%	$327,325	$234,105	40%
Other expense as a percent of total revenues	3%	5%	—	7%	5%	—

Other income (expense) consists primarily of interest expense.  The increase in other expense is primarily due to an increase of approximately $103,000 and $232,000, respectively, in interest expense for the current quarter and nine month period. Interest expense has increased because we are carrying over $975,000 in additional debt since June 2005. Also included in other income is a gain on sale of assets of $425,848 as discussed under the Liquidity and Capital Resources section of this prospectus immediately below.

We recorded a loss on extinguishment of debt in the amount of $298,000 in the current quarter as a result of a restructuring of debt in January of this year as discussed in Note D of the accompanying financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights:

	Nine Months Ended March 31,		Percentage
	2006	2005	Change
Net cash from operations	$(1,800,161)	$(351,626)	(412)%

Purchase of property and equipment	$(187,053)	$(240,649)	22%
Repayment of debt	$(1,209,111)	$(841,376)	(44)%

Proceeds from debt	$2,500,000	$—	n/a
Net change is cash	$(694,725)	$(1,433,290)	(52)%
Cash at end of period	$666,992	$625,639	7%

At March 31, 2006, we had working capital of $664,505, compared to working capital of $851,916 at June 30, 2005. Cash and cash equivalents at those dates amounted to $666,992 and $1,361,717, respectively. We have funded our operations for the past six years primarily through a combination of sales of equity securities and debt financing.

Operations. The net cash used from operations in the current period was primarily attributable to the net loss of $1,761,850. Included in the net loss was a total of $457,618 of non-cash charges. Contributing to the net cash used were increases in accounts receivable of $281,584 and inventory of $286,543. Net cash used during this period was partially offset by increases in accounts payable of $128,623 and accrued liabilities of $288,520.

Also contributing to the net cash used was an increase in accounts receivable—other. Effective March 31, 2006, the Company sold certain of its direct sales assets to Unitime Systems, Inc. pursuant to the terms of an Asset Purchase Agreement between the parties. Under the terms of the Purchase Agreement, Unitime purchased certain assets associated with the Company’s direct sales business, including a copy of the source code and other intellectual property relating to the Company’s NETtime, HourTrack and GENESIS time and attendance software products, related ASP and maintenance contracts, and certain specified direct channel sales opportunities. The Purchase Agreement was executed on April 12, 2006.

The sale generated cash to the Company on April 12, 2006 of approximately $530,000. The purchase price under the Purchase Agreement included cash payable to the Company at the closing in consideration for a copy of the source code and related intellectual property. The consideration for the ASP and maintenance contracts was determined based on multiples of the projected annualized revenues under such contracts. At closing, the Company received in cash 100% of the total consideration for the customer ASP contracts and 40% of the total consideration for the maintenance contracts. The remaining consideration for the maintenance contracts is payable quarterly over the next 14 months. The Company will also be transitioning over additional ASP customers over the next six months, which the Cmopany will be paid for at the time of such transfers. Additionally, for the 12-month period following the closing, Unitime is obligated to pay the Company monthly royalty payments equal to 27.5% of the revenues Unitime generates in connection with direct channel sales opportunities specified at closing.

The amount due from the sale of approximately $530,000 was recorded as accounts receivable – other in the accompanying financial statements. The full amount was received in April 2006.

Investment Activities. Our use of cash for property and equipment includes investments in information systems and infrastructure to support expanding operations.

Investment Activities. Our use of cash for property and equipment includes investments in information systems and infrastructure to support expanding operations.

Financing Activities. Our repayment of debt in the current period increased from the prior year period as we paid off the balance on a term note. Further information regarding this can be found in footnote D in the accompanying financial statements.

Our liquidity is affected by many factors, some based on the normal ongoing operations of our business and others related to the uncertainties of the time and attendance industry and global economies. Although our cash requirements will continue to fluctuate based on the timing and extent of these factors, we believe that our current cash reserves, cash generated from operations, cash received from our asset sale (see “Investment Activities” above), recent financings, and our borrowing capacity under our two credit facilities, will be sufficient to satisfy commitments for capital expenditures and other cash requirements for the next 12 months. The ability to raise additional capital in public or private markets will primarily be dependent upon prevailing market conditions and the demand for our products and services. No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on acceptable terms. In the absence of obtaining additional financing, the Company may be unable to fund its operations and may experience defaults under certain of its contractual agreements, including our credit facilities and lease agreements for our corporate headquarters. Our lease agreements are subject to termination in the event of a default. Certain of the parties to these agreements could take legal action against the Company to collect amounts owed to them. Accordingly, the Company’s financial condition could require that the Company seek the protection of applicable reorganization laws in order to avoid or delay actions by third parties, which could materially adversely affect, interrupt or cause the cessation of the Company’s operations.

DESCRIPTION OF THE BUSINESS

Overview

Time America, Inc. is a Nevada corporation. We changed our name from Vitrix, Inc. to Time America, Inc. in December 2003. We develop, manufacture and market a line of time and labor management software and hardware products. Our products are designed to improve productivity by automating time and attendance, workforce scheduling and management of labor resources. We target our product solutions at small to mid-sized companies from 25 to 2,000 or more employees. Our solutions are offered in a 100% Web-based application service provider model, client/server, and PC-based applications.

The following bullet points provide a timeline and overview of our development and corporate history:

•                  June 6, 1988—Richard Barrie Fragrances, Inc., a Nevada corporation, was formed on this date for the purpose of developing, manufacturing and marketing fragrances, cosmetics, skin treatment and personal care products sold primarily through department and specialty stores and drugstores.

•                  June 30, 1996—Richard Barrie Fragrances sells substantially all of its properties and rights to Parlux Fragrances, Inc. During the period from this asset sale to April 1999, our operations were limited to conducting administrative activities and discussions with third parties regarding possible business combinations.

•                  July 1, 1996—Following the Asset sale, Richard Barrie Fragrances changes its name to FBR Capital Corporation.

•                  April 15, l999—FBR Capital Corporation acquires the outstanding capital stock of Vitrix Incorporated, a privately held Arizona corporation formed on April 26, 1996, pursuant to the terms of an Exchange Agreement, dated as of such date, among FBR Capital Corporation, Vitrix Incorporated and certain of the Vitrix Incorporated shareholders. Vitrix Incorporated becomes a majority owned subsidiary of FBR Capital Corporation as a result of this transaction. FBR Capital Corporation issued an aggregate of 8,592,826 shares of common stock and 10,000,000 shares of preferred stock in consideration for the purchase of Vitrix Incorporated. This transaction resulted in the shareholders of Vitrix Incorporated acquiring approximately 80% of the outstanding shares of common stock of FBR Capital Corporation, assuming conversion of the preferred stock into common stock and excluding outstanding options and warrants. The existing shareholders of FBR Capital Corporation held the remaining 20% of its outstanding common stock. This transaction was accounted for as a recapitalization of Vitrix Incorporated and the purchase of FBR capital Corporation by Vitrix Incorporated, since Vitrix Incorporated became the controlling company after the transaction.

•                  October 7, 1999—On this date we changed our name from FBR Capital Corporation to Time America, Inc. in order to associate the name of the parent corporation to our operating subsidiary Vitrix Incorporated.

•                  March 28, 2001—We acquired Time America, Inc., a private Arizona-based time and attendance software development company, in a merger transaction pursuant to which Time America is merged into our wholly-owned subsidiary, Vitrix Incorporated. This transaction was accounted for as a pooling of interests. As a condition to the merger, we sought and obtained the approval of our shareholders to effect a 1-for-10 reverse stock split, which occurred on April 5, 2001. We issued 3,147,914 shares of Time America, Inc. common stock, on a post reverse stock split basis, as consideration in the merger, which represented approximately 50% of Vitrix Inc.’s then issued and outstanding capital stock.

•                  April 17, 2001—We changed the name of our wholly-owned subsidiary from Vitrix Incorporated to Time America, Inc. in order to capitalize on Time America’s name recognition gained from its 13 year history in the time and attendance industry.

•                  December 9, 2003—On this date we changed the name of our parent from Vitrix, Inc. to Time America, Inc. to further capitalize on Time America’s name recognition described above.

•                  In November 2005, we formed a subsidiary, NetEdge Devices, LLC, an Arizona limited liability company, to manufacture and distribute a new line of advanced data collection devices that track and display critical labor information across a variety of industries. NetEdge Devices, which is headquartered in Scottsdale, Arizona, offers the TA7000 family of data collection devices as a private label solution to software application development companies, systems integration providers and value-added resellers. See “Products and Services - The TA7000.”

We market our products to companies in the U.S. and abroad through our direct sales and support organization and through our Business Alliance and Reseller Program.

Time America, Inc. is a holding corporation. Our operations are conducted through our wholly-owned subsidiaries, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company. Unless the context indicates otherwise, references to the Company in this registration statement shall include both our parent company, Time America, and our wholly-owned Arizona subsidiaries, Time America and NetEdge Devices.

Products and Services

We design, develop, manufacture and market a line of time and labor management hardware and software products targeting small, medium, and enterprise level companies. Our solutions are offered in a 100% web-based licensed or hosted model, client/server configuration, and in a PC-based application. Our products are internally developed, proprietary software applications that maintain and automate the process of collecting time and human resource data. We provide automated interfaces to most popular payroll, accounting and ERP software solutions in the marketplace and enable users to generate a variety of reports that track and analyze workforce productivity. Our products also automatically accrue vacation, sick and personal time, and effectively replace the traditional punch clock with a fully automated system designed to improve workforce productivity and provide significant time and cost savings to its users.

Software Solutions

We currently have a suite of seven different software solutions to meet the needs of a wide variety of clients. Features that are common to the software solutions include:

•                  Time Management – Our products automate the management, collection, and distribution of employee time, eliminating the need for manual timesheets. Our products have flexible rules engines that apply complex work and pay rules accurately and consistently throughout an organization.

•                  Attendance Management – Our products allow organizations to automate and streamline the administration and enforcement of complex attendance policies. They provide management the tools to control absenteeism and reduce the costs associated with it.

•                  Workforce Scheduling – Our software suites’ scheduling features help manage payroll costs and productivity concerns by minimizing the likelihood of expensive overstaffing and the negative effects of understaffing. Schedule creation is performed with the assistance of a unique visual interface, allowing administrators to view employees’ schedules in a convenient calendar format.

•                  Customization – Our product architecture allows for the products to be easily customized to conform to an organization’s unique set of payroll policies and concerns.

•                  Accrual Management – Leave records for vacation, sick and personal time are maintained by our software. Our products also track hours that are specific to a certain accrual type (i.e. PTO, jury duty, training, etc.), and automate benefit accruals by using a company’s policies to calculate how much benefit time an employee has earned.

•                  Strategic Reporting – Our products also feature a multitude of standard reports. These reports allow users to transform basic data into helpful information that enable managers and executives to gain valuable insight and more effectively manage their organizations. Reports can also be used to share information such as time tracking, benefit usage, job costing, human resource functionality and employee scheduling with third-party applications and/or service bureaus.

•                  Job and Task Tracking – In addition to tracking total time spent on the job, our products enable employers to track the time employees spend on specific jobs and tasks. This powerful feature assists companies with job costing, analysis and billing.

Our suite of software products include the following:

NETtime

NETtime is a 100% web-based software application provided to customers through both a licensed and hosted model which allows for unique customization and flexibility. Administrators and employees determine which data NETtime will display for them, allowing customers to work at optimum efficiency. NETtime has the capability of working in any environment required by clients. For example, clients with a mobile workforce have the ability to access the NETtime pages using any web-enabled cellular phone. Because NETtime is delivered via the Internet through any web browser, it brings the user closer to our “anytime, anywhere” vision for performing or self-servicing human resources tasks. Wherever clients have Internet access, they have access to NETtime and the functionality and wealth of information it provides.

NETtime allows customer self service by giving users the ability to view their account status online. They can even order additional Time America products, obtain system help, or contact a support representative directly from our NETtime website.

With NETtime’s flexibility and scalability the product is used in all the market segments the Company sells in. The Company believes that web-based software and the hosted model will continue to gain acceptance in the marketplace and, because of this belief the Company considers NETtime vital to its future.

GENESIS SQL

Our GENESIS SQL product is a powerful, client-server software system that is primarily used by medium and enterprise level companies. It is our most feature-rich product in our suite of software solutions, with over 15 years of product evolution. GENESIS SQL supports complex pay rules and has the most robust scheduling functionality of our product suite. GENESIS SQL also has access control and occurrence ratings modules that are not currently found in any of our other products.

GENESIS PRO

GENESIS PRO is a medium and enterprise level PC-based software application that has the same feature set of GENESIS SQL.

HourTrack

HourTrack is the predecessor to NETtime and is a client-server software system that is primarily used by medium and enterprise level companies.

TA100 PRO

Our TA100 PRO PC-based time and attendance solution is designed for companies with fewer than 500 employees. An optional feature of the TA100 PRO solution includes a Bell Control Module that allows a client to define bell-ringing schedules and prompt terminals to activate a user supplied bell, alarm, or other audible signaling device.

TA50 PRO

TA50 PRO is an easy to use, yet powerful PC-based time and attendance solution designed for companies with fewer than 200 employees. TA50 PRO enables companies to automate their timekeeping and attendance tracking with easy to use built-in setup wizards and a simplified user interface.

TA50XL

TA50XL is a user friendly PC-based time and attendance solution that includes the software features of TA50 PRO and an XL data terminal and accessories in a cost-effective package.

TA7000

The TA7000 family of data collection devices is offered as a private label solution to software application development companies, systems integration providers and value-added resellers. The TA7000 device tracks time and attendance information, and can easily be integrated into a company’s existing human resources system, including payroll. The device can also integrate with other corporate systems, such as employee self services, enterprise resource planning, manufacturing resource planning and security and access control. The TA7000 family of products is manufactured and offered through our subsidiary, NetEdge Devices.

Data Collection Products

Our time and attendance product solutions typically include hardware devices and/or software designed to collect employees’ clock in and out times. The following paragraphs summarize the various hardware devices and software tools we have developed to meet the challenges of a diverse array of work environments:

•                                          Badge Terminals – Our badge readers are well suited for a wide variety of environments, from doctors’ offices to manufacturing plants. Employees clock in and out by simply sliding a badge through a scanner.

•                                          HandPunch Biometric Terminals – Our devices analyze the biometric measurements of a user’s hand to verify their identity. Instead of using a badge, an employee clocks in and out by placing his or her hand onto the scanner and awaiting verification. This method eliminates losses due to buddy-punching (the practice of one employee clocking in or out for another employee).

•                                          Iris Technology Terminal – Our iris technology devices use digital video imaging of the unique patterns found in the iris of the eye and provide high integrity biometric authentication of an employee without PIN numbers, passwords or ID cards.

•                                          TelePunch – Our TelePunch solution allows employees to clock in and out for the day, for jobs, or for departments using any touch-tone telephone. Clients who purchase this solution receive a pre-configured, telephony server from us. This server runs our software, and allows callers to interact with HourTrack from a remote location.

•                                          WebClock – Our eWebClock partially reduces a user’s total time and attendance product investment by utilizing the Internet to collect employee clock in and out times. Employees can clock in and out by simply logging on to a web page (via the local network or the World Wide Web).

•                                          PC Time Clock – PC Time Clock, allows employees to clock in and out on a Windows-based computer. This device is generally beneficial in office environments where employees each have access to their own desktop computer.

•                                          Web browser – NETtime allows clients to access their time and attendance service through a standard web browser. The full range of actions (clocking in and out, transferring jobs and departments, etc.) and information (hours worked, schedules, status board, etc.) are available.

•                                          Web-enabled cell phone – A streamlined version of NETtime is available to clients accessing the service through a text-only browser, such as those operating on cell phones with wireless access protocol (wap) capability. Essential services such as clocking in and out are available.

•                                          TCP/IP-enabled hardware – Customers may utilize TCP/IP-enabled hardware devices, such as badge readers, to collect clock in and out data from their employees.

•                                          Wireless enabled hardware – Our wireless enabled hardware devices allow clients to connect their time clocks to a host system without the inconvenience of wiring. The wireless units are small, reliable and easy to integrate into a user’s existing system.

Services and Support

We maintain a professional service and technical support organization, which provides a suite of maintenance and professional services. These services are designed to support our customers throughout the life cycle of our products. Our professional services include implementation, training, technical and business technical consulting. Maintenance service options are delivered through our centralized support operation or through local service personnel. Our educational services offer a full range of curriculums, which are delivered through local training at our Scottsdale, Arizona headquarters or the Internet. When necessary, we also may provide software customization services to meet any unique customer requirements.

Marketing and Sales

We market and sell our products to the small, mid-sized and enterprise markets in the United States and foreign countries through our direct sales and support organization and through our Business Alliance and Reseller Program. We believe the market for time and labor management products consists of the following three business segments:

•                                          Small Businesses. The small business segment is comprised of companies with fewer than 250 employees and one to three administrator(s) who perform time sheet edits and prepare employee hours for payroll.

•                                          Mid-Sized Businesses. The medium sized business segment is comprised of companies with 250 to 1,000 employees. These companies normally have two or more administrators who perform time sheet edits and prepare employee hours from a single office. In many cases multiple stations are necessary for clocking in and out, however, all data is administered from a central location.

•                                          Enterprise Businesses. Enterprise businesses generally have over 1,000 employees with multiple field offices, each of which have one or more administrators. Payroll is performed at either distributed locations or centrally at a headquarters office. An enterprise customer is analogous to a collection of mid-sized businesses requiring centralized data collection and storage to ensure regulatory compliance and common application of pay rules.

Growth Strategy

We have a long history of providing high quality time and labor management products to our targeted markets. Our goal is to maintain and strengthen our market position. We intend to pursue the following growth strategies to attain this goal:

•                                          Leveraged Distribution. We plan to continue to sign strategic partners to enable us to do rapid and wide-scale private label distribution of our products.

•                                          Introduction of New Technologies. We intend to continue to introduce and expand into new technologies that will differentiate us from our competitors by making our products more scalable, easily customized and adding new features. In July 2005, we introduced our internally developed proprietary hardware device designed to support multiple modes of employee data identification, including biometrics.

•                                          Expand Reseller Sales Organization. To better service our growing reseller base, we have added an additional Regional Account Representative to cover our newly created North Central territory.  In addition, we have added a pre-sales support person to help resellers with product demonstrations, qualifications, and to address all other channel sales needs, as necessary.  This position will also have responsibility for developing remote dealer workshops and sales training courses.

Direct Sales

Effective March 31, 2006, we closed on the sale of certain of our direct sales assets to Unitime Systems, Inc. pursuant to an Asset Purchase Agreement between the parties. Under the terms of the agreement, Unitime purchased certain assets associated with our direct sales business, including a copy of the source code and other intellectual property relating to our NETtime, HourTrack and GENESIS time and attendance software products, related ASP and maintenance contracts, and certain specified direct channel sales opportunities. Prior to this sale, we employed five direct sales account managers responsible for designated geographic regions. The primary markets for our direct sales were the upper mid-sized and enterprise markets. Generally, this is a horizontal market (i.e., the products are able to meet the needs of more than one industry), however, there tends to be higher concentrations of solution adopters in retail, financial institutions, manufacturing and service industries, and in the public and private sectors. City, state and local governments are also adopters of our solutions. For the fiscal years ended June 30, 2005 and 2004, our direct sales efforts accounted for approximately 44% and 40% of our total revenues, respectively.

Partner Sales

Partner sales are conducted through our Business Alliance and Reseller Programs. Our Business Alliance Program is a program that allows organizations to align with the Company through the use of private label, OEM, or referral programs.

Our Reseller Program is comprised of a network of approximately 250 value added resellers located throughout the United States and in certain foreign countries. These resellers market our products along with their complementary product and service offerings and typically sell to the small and mid-sized markets. For the fiscal years ended June 30, 2005 and 2004, the Company’s reseller sales accounted for approximately 56% and 60% of the Company’s total revenues, respectively.

Backlog

We believe that the dollar amount of our backlog is not material to an understanding of our business as substantially all of our product revenues in each quarter result from orders received in that quarter. As of March 31, 2006, we did not have any backlog.

Manufacturing and Sources of Supply

The duplication of our software products is performed internally. The printing of documentation is primarily outsourced to suppliers. Historically, we have purchased all of our data collection hardware devices from suppliers. In July 2005, we began producing our own data collection hardware device. The majority of the assembly of the printed circuit boards used in our data collection terminals is completed by approved suppliers. All final assembly and testing of our data collection terminals is completed at our Scottsdale, Arizona facility. Although most of the parts and components included within our products are available from multiple suppliers, certain parts and components are purchased from single suppliers. We have chosen to source these items from single suppliers because we believe that the supplier chosen is able to consistently provide us with the highest quality product at a competitive price on a timely basis. While to date we have been able to obtain adequate supplies of these parts and components, the inability to transition to alternate supply sources on a timely basis if required in the future, could result in delays or reductions in product shipments, which could have a material adverse effect on our business and operating results.

Product Development

Our product development efforts are focused on enhancing and increasing the performance of our existing products and developing new products. During fiscal 2005 and 2004, research and development expenses were $1,405,477 and $890,093, respectively. The increase in research and development expenses in fiscal 2005 is attributable to increased payroll expense and contract labor expenses attributable to our new hardware device. We intend to continue to commit resources to enhance and extend our product lines and develop interfaces to third party products and expect to fund such efforts out of cash flow from our operations and borrowings under our existing credit facilities. Although we are continually seeking to further enhance our product offerings and to develop new products, there can be no assurance that these efforts will succeed, or that, if successful, such product enhancements or new products will achieve widespread market acceptance, or that our competitors will not develop and market products that are superior to our products or achieve greater market acceptance. We also depend upon the reliability and viability of a variety of software development tools owned by third parties to develop our products. If these tools prove inadequate or are not properly supported, our ability to release competitive products in a timely manner could be adversely impacted.

Proprietary Rights

We rely on a combination of trademarks, trade secret law and contracts to protect our proprietary technology. We generally provide software products to end-users under non-exclusive shrink-wrap licenses or under signed licenses, both of which may be terminated by us if the end user breaches the terms of the license. These licenses generally require that the software be used only internally subject to certain limitations, such as the number of employees, simultaneous users, computer model and serial number, features and/or terminals for which the end user has paid the required license fee. We authorize our resellers to sublicense software products to end users under similar terms. In certain circumstances, we also make master software licenses available to end users, which permit either a specified limited number of copies or an unlimited number of copies of the software to be made for internal use. Some customers license software products under individually negotiated terms. Despite the precautions we have taken to protect our proprietary technology, it may be possible to copy or otherwise obtain and use our products or technology without authorization. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries.

Competition

We provide time labor management and data collection solutions that enable businesses to optimize their labor resources. The labor management industry is highly competitive. Competition is increasing as businesses in related industries, such as human resources management, payroll processing and enterprise resource planning or ERP, enter the time and attendance market. Advances in software development tools have accelerated the software development process and, therefore, enable competitors to penetrate our markets more readily. We believe we have certain technological and other competitive advantages over a number of our competitors. These advantages include our product features, our ability to customize our products quickly and our ability to introduce and implement new technologies quickly. Although we believe these advantages exist today, maintaining them will require continued investment by us in research and development and marketing and sales initiatives. There can be no assurance that we will have sufficient resources to make such investments or to achieve the technological advances necessary to maintain our competitive advantages. Increased competition could adversely affect our operating results through price reductions and/or loss of market share.

We compete primarily on the basis of price/performance, quality, reliability and customer service. In the time and attendance market, we compete against firms that sell automated time and attendance products to many industries, firms that focus on specific industries, and firms selling related products, such as payroll processing, human resources management, or ERP systems. Many of our competitors may be able to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their products. Some of our competitors have significantly greater financial, technical and sales and marketing resources than we have, as well as more experience in delivering time and attendance solutions. Our major competitor, Kronos Corporation, is substantially larger and has access to significantly greater financial resources than we do. Competitive market conditions could have a material adverse effect on our business, financial condition and results of operations.

Employees

As of March 31, 2006, we employed 51 individuals. None of our employees are represented by a union or other collective bargaining agreement, and we consider our relations with our employees to be good. We have encountered competition for experienced technical personnel for product development, technical support and sales and expect such competition to continue in the future. Any inability to attract and retain a sufficient number of qualified technical personnel could adversely affect our ability to produce, support and sell our products in a timely manner.

Property

Our executive offices are located in Scottsdale, Arizona and consist of approximately 13,000 square feet under a lease that expires in April 2010. Our annual rental expense for this facility, and our previous facility, in fiscal 2005 was approximately $263,000.

We believe our present facilities are adequate for our current requirements and that additional space will be available as needed in the future.

Legal Proceedings

We are from time to time involved in legal proceedings arising from the normal course of business. As of the date of this prospectus, we were not currently involved in any legal proceedings.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position

Thomas S. Bednarik	55	President, Chief Executive Officer and Director
Craig J. Smith	36	Vice-President, Finance and Administration and Chief Financial Officer
Todd P. Belfer	37	Chairman
Lise M. Lambert	48	Director
Robert W. Zimmerman	53	Director
Robert J. Novak	60	Director

Information regarding our directors and executive officers is provided below.

Thomas S. Bednarik. Mr. Bednarik has served as President, Chief Executive Officer and a director of the Company since February 2000. From April 1998 to February 2000, Mr. Bednarik served as Vice President of Sales and Support at NetPro Computing, Inc. Mr. Bednarik has extensive executive and sales management experience in the information technology industry and has served in various executive management capacities, including Chief Executive Officer, President, Vice President and Executive Vice President, with firms such as Idea Corporation, Decision Data, Alcatel Information Systems and ITT Corporation.

Craig J. Smith, CPA. Mr. Smith has served as the Company’s Vice President of Finance and Administration and Chief Financial Officer since April 1999. From 1998 to 1999, Mr. Smith served as Controller of Pacific Numerix Corporation. From 1993 to 1998, he served as an Audit Manager of Semple & Cooper LLP. Mr. Smith earned a Masters in Business Administration from Arizona State University in 2000 and a Bachelor of Science degree in finance and accounting from Minnesota State University-Mankato in 1992.

Todd P. Belfer. Mr. Belfer has served as a director of the Company since March 1999 and Chairman of the Board of Directors since November 1999. Mr. Belfer also served as Chairman of the Board of Directors of our wholly-owned subsidiary, Time America, Inc. (previously Vitrix Incorporated), from April 1996 until March 1999. Mr. Belfer co-founded Employee Solutions, Inc. in May 1990, and served as its Executive Vice-President and as a director from 1991 to 1996. Mr. Belfer earned a Bachelor of Science in Finance and Real Estate from the University of Arizona in 1989.

Lise M. Lambert. Ms. Lambert has served as a director of the Company since April 1999 and as director of our wholly-owned subsidiary, Time America, Inc. (previously Vitrix Incorporated), from January 1998 to March 1999. In 2003, Ms. Lambert joined VistaCare, Inc., a Scottsdale-based health services company, where she serves as the Sr. Vice President of Strategic Planning and Business Formation. Since 1996, Ms. Lambert has also served as President of Relevant, Inc., a consulting company for the computer software industry. In 1986, Ms. Lambert co-founded Mastersoft, Inc., where she served as Vice-President of Marketing from 1986 to 1990 and Senior Vice-President of Sales from 1990 to 1995. Ms. Lambert also serves as director for Involve Technology, Inc. Ms. Lambert earned a Bachelor of Arts degree in education and a Masters degree in deafness and audiology from Smith College.

Robert W. Zimmerman. Mr. Zimmerman has served as a director of the Company since March 2001. Mr. Zimmerman was one of the original investors and directors of Time America, Inc. prior to its merger with the Company. Mr. Zimmerman is President, co-managing shareholder and attorney for Mallery & Zimmerman, S.C., a general practice law firm with offices in Milwaukee, Cedarburg, Green Bay, Stevens Point and Wausau, Wisconsin. Mr. Zimmerman graduated from Marquette University in 1974 with majors in Accounting and Finance and from Marquette University Law School in 1977. Following graduation from law school, Mr. Zimmerman worked in the Milwaukee office of Arthur Andersen & Co. in the tax department and received his Wisconsin CPA certificate.

Robert J. Novak. Mr. Novak has served as a director of the Company since September 2003. Mr. Novak has been a member of Jennings, Strouss & Salmon, P.L.C., a full service law firm, since 1999. Mr. Novak is the founder and owner of Novak Companies, Inc., a diversified group of companies in real estate development, financing, management, equity financing and participation in private and public companies. Mr. Novak also founded and owned Robert J. Novak & Associates, Ltd., a law firm, from 1987 to 1999. Mr. Novak was also a founder, director and officer of Medical Safety Products, Inc., a medical product developer, from 1987 to 2001. Mr. Novak earned Bachelor of Arts degrees in political science and economics from Drake University in 1967 and a Juris Doctorate from the University of Arizona in 1971.

Compensation of Directors and Executive Officers

Compensation of Directors

Our non-employee directors received no cash compensation for serving as members of our board of directors or any committee of our board of directors during the fiscal year ended June 30, 2005. During such period, we granted options to purchase 40,000 shares of common stock to each of Messrs. Belfer, Novak, and Zimmerman and Ms. Lambert in connection with their service on the board of directors. Each of these options has a term of 10 years, vested immediately, and was granted at the fair market value of the common stock on the grant date.

Compensation of Executive Officers

The following table summarizes all compensation paid to our Chief Executive Officer for each of the fiscal years ended June 30, 2005, 2004 and 2003. We did not have any other executive officers whose total annual salary and bonus exceeded $100,000 for the periods presented.

SUMMARY COMPENSATION TABLE

					Long Term Compensation
		Annual Compensation			Awards
Name and Principal Position(1)	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Securities Underlying Options/SARS (#)

Thomas S. Bednarik(1)	2005	$144,200	$7,000	-0-	14,000	(1)
President and	2004	$135,000	$6,750	-0-	100,000	(1)
Chief Executive Officer	2003	$130,000	-0-	-0-	150,000	(1)

(1)           Mr. Bednarik was appointed President and Chief Executive Officer of the Company effective February 17, 2000. Pursuant to the terms of an Incentive Stock Option Agreement dated August 22, 2000, Mr. Bednarik was granted options to purchase 100,000 shares of the Company’s common stock at a per share exercise price of $3.40. Pursuant to the terms of a Nonstatutory Stock Option Agreement dated April 17, 2001, Mr. Bednarik was granted options to purchase 225,000 shares of the Company’s common stock at a per share exercise price of $0.40. Pursuant to the terms of a Nonstatutory Stock Option Agreement dated December 31, 2001, Mr. Bednarik was granted options to purchase 100,000 shares of the Company’s common stock at a per share exercise price of $0.17. Pursuant to the terms of a Nonstatutory Stock Option Agreement dated December 31, 2002, Mr. Bednarik was granted options to purchase 50,000 shares of the Company’s common stock at a per share exercise price of $0.18. Pursuant to the terms of a Nonstatutory Stock Option Agreement dated April 15, 2003, Mr. Bednarik was granted options to purchase 100,000 shares of the Company’s common stock at a per share exercise price of $0.16. Pursuant to the terms of a Nonstatutory Stock Option Agreement dated December 9, 2003, Mr. Bednarik was granted options to purchase 25,000 shares of the Company’s common stock at a per share exercise price of $1.17. Pursuant to the terms of a Nonstatutory Stock Option Agreement dated June 14, 2004, Mr. Bednarik was granted options to purchase 75,000 shares of the Company’s common stock at a per share exercise price of $1.00. Pursuant to the terms of a Nonstatutory Stock Option Agreement dated April 20, 2005, Mr. Bednarik was granted options to purchase 14,000 shares of the Company’s common stock at a per share exercise price of $0.63.

The following table sets forth information concerning individual grants of stock options made to our Chief Executive Officer during the fiscal year ended June 30, 2005.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants
Name and	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in	Exercise Price	Expiration	Potential Realized Value at Assumed Rates of Annual Stock Price Appreciation For Option Term (2)
Principal Position	(#)(1)	Fiscal Year	($/Sh)	Date	5% ($)	10% ($)

Thomas S. Bednarik, President and Chief Executive Officer	14,000	4%	$0.63	4/2015	$5,547	$14,057

(1)           Pursuant to the terms of a Nonstatutory Stock Option Agreement dated April 20, 2005, Mr. Bednarik was granted options to purchase 14,000 shares of the Company’s common stock at a per share exercise price of $0.63. The options vested immediately and have a term of ten years.

(2)           Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date and are not presented to forecast possible future appreciation, if any, in the price of our common stock. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall stock market conditions, as well as the option holder’s continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

Option Exercise

There were no option exercises by our Chief Executive Officer during the fiscal year ended June 30, 2005.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at June 30, 2005 (#) Exercisable / Unexercisable	Value of Unexercised In-The-Money Options at June 30, 2005 ($) Exercisable / Unexercisable(1)
Thomas S. Bednarik, President and Chief Executive Officer	—0—	$—	789,000	$133,000

(1)           Information is based on the June 30, 2005 closing price of $0.56.

Employment Agreements

As of February 15, 2000, the Board of Directors approved the terms of Mr. Bednarik’s at-will employment with the Company for services as its President and Chief Executive Officer. Under the terms of a letter agreement, dated as of February 17, 2000, the Company agreed to pay Mr. Bednarik a base salary of $115,000, which was increased to $130,000 effective April 2001, to $140,000 effective January 1, 2004 and to $148,400 effective January 1, 2005.

Effective January 1, 2005 the Board of Directors approved an incentive compensation plan with Mr. Bednarik. Under the terms of the plan, Mr. Bednarik was eligible to earn up to $20,000 in cash bonuses and up to 40,000 options to purchase common stock if forecasted quarterly sales and operating income objectives were met in the quarters ended March 31, 2005 and June 30, 2005. Mr. Bednarik earned a cash bonus of $7,000 and 14,000 stock options under this plan. The plan expired at June 30, 2005.

Mr. Bednarik is also entitled to participate in the Company’s medical and dental plans, with the Company paying 80% of the cost of Mr. Bednarik’s coverage and 50% of the cost of the medical coverage for Mr. Bednarik’s family. Under the terms of the letter agreement, a portion of Mr. Bednarik’s unvested options become immediately vested in the event he is terminated without cause (as such term is defined in his Option Agreements with the Company). In the event the Company is acquired or merged into another company, any unvested options will become automatically vested.

Compensation Committee Interlocks and Insider Participation

Our board of directors did not have a compensation committee during the fiscal year ended June 30, 2005. None of our executive officers or directors currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of May 31, 2006, concerning the beneficial ownership of shares of Common Stock of the Company by (i) each person known by the Company to beneficially own more than 5% of the Company’s Common Stock; (ii) each Director; (iii) the Company’s Chief Executive Officer; and (iv) all directors and executive officers of the Company as a group. To the knowledge of the Company, all persons listed in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared with their respective spouse under applicable law.

	Shares Beneficially Owned (1)
Name and Address of Beneficial Owner (2)	Number		Percent

Thomas S. Bednarik	922,750	(3)	5.8%
Todd P. Belfer	1,663,127	(4)	11.0%
Lise M. Lambert	285,163	(5)	1.9%
Robert W. Zimmerman	365,175	(6)	2.4%
Robert J. Novak	384,520	(7)	2.5%
Craig J. Smith	181,251	(8)	1.2%
All directors and executive officers as a group	3,801,986		25.3%
Joseph L. Simek	3,888,585	(9)	25.9%
Circle F. Ventures LLC	981,111		6.5%
Laurus Capital Management, LLC	981,923	(10)	6.5%

(1)           A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the percentage of any other person. The amounts and percentages are based upon 15,003,904 shares of common stock outstanding as of May 31, 2006.

(2)           The address of each of the beneficial owners is c/o Time America, Inc., 8840 East Chaparral Road, Suite 100, Scottsdale, Arizona 85250, except for Circle F. Ventures LLC whose address is 17797 North Perimeter Drive, Suite 105, Scottsdale, Arizona 85255; Joseph L. Simek whose address is 611 North Road, Medford, Wisconsin 54461; and Laurus Capital Management, LLC, whose address is 825 Third Avenue, 14th Floor, New York, NY  10022.

(3)           Includes 789,000 shares of common stock underlying unexercised options that were exercisable on May 31, 2006, or within 60 days thereafter.

(4)           Includes 335,000 shares of common stock underlying unexercised options that were exercisable on May 31, 2006, or within 60 days thereafter.

(5)           Includes 250,969 shares of common stock underlying unexercised options that were exercisable on May 31, 2006, or within 60 days thereafter.

(6)           Includes 215,000 shares of common stock underlying unexercised options that were exercisable on May 31, 2006, or within 60 days thereafter.

(7)           Includes 154,520 shares of common stock underlying unexercised options that were exercisable on May 31, 2006, or within 60 days thereafter.

(8)           Includes 154,251 shares of common stock underlying unexercised options that were exercisable on May 31, 2006, or within 60 days thereafter.

(9)           Includes 87,958 shares of common stock issuable upon exercise of warrants issued in consideration for entering into debt agreements during the fiscal year ended June 30, 2002.

(10)         Includes 630,000 shares of common stock underlying warrants that were exercisable on May 31, 2006, or within 60 days thereafter.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, the Company did not have any transactions during fiscal years 2005 and 2004 with any director, director nominee, executive officer, security holder known to the Company to own of record or beneficially more than 5% of the Company’s common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeded $60,000.

On March 31, 2001, the Company borrowed $400,000 from Joseph L. Simek, a significant stockholder of the Company. The loan accrues interest at an annual rate of prime plus one percent (1%) and is secured by all of the Company’s assets. Principal and interest payments of approximately $8,500 are due monthly, with the outstanding principal balance due on October 1, 2004. On November 2, 2001, Mr. Simek agreed to provide the Company with a $200,000 line of credit, which is also secured by all of the Company’s assets. On September 24, 2002, Mr. Simek agreed to provide the Company with an additional $200,000 revolving line of credit, which is also secured by all of the Company’s assets. Borrowings under the lines of credit accrue interest at an annual rate of 10%. In January 2004, Mr. Simek and the Company agreed to extend the maturity date of the line of credit facility to December 31, 2005. In September 2004, the Company and Mr. Simek agreed to extend the balloon payment on the promissory note from October 1, 2004 to October 1, 2005. In November 2005, Mr. Simek and the Company agreed to amend the term of the promissory note to June 30, 2006 and the line of credit facility to December 31, 2007. At December 31, 2005, $49,624 was outstanding under the $400,000 loan and $150,000 was outstanding under the line of credit.

On September 4, 2001, the Company borrowed $500,000 from Francis Simek, the spouse of Mr. Simek, under a five year term note. On March 22, 2004, the Company and Mrs. Simek entered into a subordinated note agreement pursuant to which the obligations outstanding under this note were subordinated to the obligations under our credit facilities with Laurus Master Fund. Under the terms of the agreement, the existing term note was refinanced as a five year term note with monthly principal and interest payments at 15%. The Company issued 25,000 shares of restricted common stock to Mrs. Simek in consideration for her agreement to subordinate the note. In November 2004, the Company and Mrs. Simek amended the terms of the note to change the interest rate to 10%. The loan is secured by a junior lien on all of the Company’s assets. Principal and interest payments of $8,918 are due and payable monthly over a 60-month period. At December 31, 2005, $289,475 was outstanding under this loan.

In October 2003, the Company entered into a four year consulting services agreement with Mr. Belfer pursuant to which Mr. Belfer agreed to introduce the Company to investment banking and investor relations firms and persons/entities interested in doing business with the Company. In exchange for Mr. Belfer’s agreement to provide such consulting services, Mr. Belfer was granted a non-statutory option to purchase 200,000 shares of the Company’s common stock at $0.75 per share. The options vest over four years and have a term of four years

On April 16, 2004, the Company borrowed $500,000 from Mrs. Simek. The note is a five year term note with monthly principal and interest payments at 15%. In consideration for agreeing to subordinate the note, the Company issued 25,000 shares of restricted common stock to Mrs. Simek. The loan is secured by all of the Company’s assets. In November 2004, the Company paid $456,100 to retire the remaining balance on the note. The Company and Mrs. Simek then entered into a $500,000 revolving credit note agreement. Borrowings under the note accrue interest at the rate of 10% per annum with interest due monthly. Unused borrowings are subject to a 2% per annum commitment fee payable quarterly. In May 2005, the Company borrowed $500,000 under this agreement. Subsequently, the Company and Mrs. Simek amended the agreement to provide for a 60-month repayment period. Principal and interest payments of $10,562 are due and payable monthly. At December 31, 2005, $441,213 was outstanding under this loan.

On December 8, 2005, the Company borrowed $500,000 from Francis Simek under a three year term note at an annual interest rate of 15%. The loan is secured by all of the Company’s assets. Principal and interest payments of $17,288 are due and payable monthly over a 36-month period. At December 31, 2005, $487,644 was outstanding under this loan.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board. The high and low bid prices of our common stock as reported for the periods presented, by fiscal quarter, (i.e., 1st Quarter = July 1 through September 30) were as follows.

	High	Low
FISCAL YEAR ENDED: June 30, 2004
First Quarter	$1.00	$0.35
Second Quarter	1.50	0.77
Third Quarter	1.45	1.05
Fourth Quarter	1.20	0.85

FISCAL YEAR ENDED: June 30, 2005
First Quarter	$0.91	$0.51
Second Quarter	1.00	0.51
Third Quarter	1.00	0.55
Fourth Quarter	0.75	0.51

FISCAL YEAR ENDED: June 30, 2006
First Quarter	$0.75	$0.51
Second Quarter	$0.72	$0.55
Third Quarter	$0.63	$0.45
Fourth Quarter	$0.55	$0.36

As of July 31, 2006, we had 158 shareholders of record of our common stock. This does not reflect persons or entities that hold stock through various brokerage firms or depositories.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding the number of shares of our common stock that may be issued pursuant to our equity compensation plans or arrangements as of the end of fiscal 2005.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)

Equity compensation plans approved by securityholders	502,485	(1)	$3.04	97,515	(2)
Equity compensation plans not approved by securityholders	2,798,289	(3)	$0.73	—
TOTAL	3,300,774		$1.08	97,515

(1)                                  Represents shares of common stock that may be issued pursuant to outstanding options granted under the 1999 Equity Compensation Plan.

(2)                                  Represents shares of common stock that may be issued pursuant to options available for future grant under the 1999 Equity Compensation Plan.

(3)                                  Represents (a) an aggregate of 1,755,490 shares of common stock underlying non-statutory stock options approved by the Company’s board of directors and granted to directors and employees of the Company. The options have vesting schedules ranging from immediate vesting to four year vesting and have an exercise price equal to the closing bid price of the common stock on the date of grant and a ten year term; and (b) an aggregate of 1,042,799 shares of common stock purchasable upon exercise of warrants issued to various parties in connection with debt and equity offerings and for services rendered. See Note No. 7 to our Consolidated Financial Statements for a detailed description of the terms of these warrants.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

LEGAL MATTERS

Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

EXPERTS

Our consolidated financial statements included in our Annual Report on Form l0-KSB for the fiscal years ended June 30, 2005, 2004 and 2003 have been audited by Semple & Cooper LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

Our audited consolidated financial statements included in our Annual Report on Form l0-KSB for the fiscal year ended June 30, 2005, and our unaudited consolidated financial statements included in our Quarterly Reports on Form l0-QSB for the quarters ended September 30, 2005, December 31, 2005, March 31, 2006 (as amended), are incorporated herein by reference.

5,437,214 Shares

Common Stock

PROSPECTUS

August    , 2006

Dealer Prospectus Delivery Obligation

Until                            , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II TO FORM S-2

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.               OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

SEC Registration Fee	$353.00
Legal Fees and Expenses	$7,500.00
Accounting Fees and Expenses	$3,000.00
Printing and Engraving Expenses	$5,000.00
Miscellaneous	$5,000.00
Total	$20,853.00

ITEM 14.               INDEMNIFICATION OF DIRECTORS AND OFFICERS

Articles 11 and 12 of our Articles of Incorporation provide as follows:

1.             To the fullest extent permitted by the laws of the State of Nevada, as the same exist or may hereinafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided, however, that nothing contained herein shall eliminate or limit the liability of a director or officer of the Corporation to the extent provided by applicable laws(i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300. The limitation of liability provided herein shall continue after a director or officer has ceased to occupy such position as to acts or omissions occurring during such director’s or officer’s term or terms of office. No repeal, amendment or modification of this Article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or officer of the Corporation occurring prior to such repeal, amendment or modification.

2.             The Corporation shall indemnify, defend and hold harmless any person who incurs expenses, claims, damages or liability by reason of the fact that he or she is, or was, an officer, director, employee or agent of the Corporation, to the fullest extent allowed under Nevada law.

ITEM 15.               RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding securities sold by us since January 1, 2002 which were not registered under the Securities Act.

In March 2003, the Company issued 47,797 shares of common stock to certain resellers of the Company’s products pursuant to an incentive sales program. The program established the grant of common stock based on the achievement of certain sales levels during the period September 1, 2002 to December 31, 2002. The Company did not receive any funds in consideration for the issuance of the common stock. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

In August 2003, the Company completed a private placement of 1,303,000 shares of common stock at a price of $0.42 per share. The Company received net proceeds of $519,897 and has used those funds primarily for additional sales and engineering resources. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

In November 2003, the Company completed a private placement of 1,433,999 shares of common stock at a price of $0.75 per share. The Company received net proceeds of $967,950 and is using those funds primarily for additional sales and engineering resources. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

In November 2003 the Company issued 143,400 warrants to brokers in connection with a private placement of common stock of the Company. The exercise price of the warrants is $.90 per share and is exercisable through November 2006. We issued these warrants in a transaction exempt from registration under Section 4(2) of the Securities Act.

In March 2004, the Company consummated a private placement pursuant to which the Company issued a $2,000,000 principal amount secured convertible term note due March 22, 2007, together with a common stock purchase warrant entitling the holder to purchase 280,000 shares of common stock. The note and the warrant were sold to a single “accredited investor”, as such term is defined in the rules promulgated under the Securities Act, Laurus Master Fund, Ltd., for a purchase price of $2,000,000. The principal and unpaid interest on the note are convertible into shares of the Company’s common stock at an original fixed conversion price of $1.17 per share, which was based on the weighted average price of the Company’s common stock for the twenty trading days immediately prior to the issuance of the note. Such conversion price is subject to anti-dilution adjustments based on the occurrence of certain corporate events. The note provides for monthly payments of interest at the prime rate, which is subject to reduction if the market price of our common stock exceeds certain designated thresholds. Under the terms of the note, if the average price of the stock for the five trading days preceding a scheduled payment is 10% greater than the fixed conversion price, the scheduled payment is paid by the conversion of common stock. If the scheduled payment is not made with common stock, the payment is made with cash. In June 2005, the Company amended the conversion price of the note. The conversion price on the first $300,000 of the note was reduced to $0.50 per share and the conversion price on the remainder of the note was reduced to $0.65 per share. The warrant entitles the holder thereof to purchase, at any time through March 22, 2011, 200,000 shares of the Company’s common stock at a price of $1.29 per share; 40,000 shares of the Company’s common stock at a price of $1.35 per share; and 40,000 shares of the Company’s common stock at a price of $1.40 per share. We issued the note and the warrant in a transaction exempt from registration under Section 4(2) of the Securities Act.

The private placement of the note and the warrant with Laurus in March 2004 was facilitated by The Oberon Group, LLC (Oberon) in consideration for which Oberon was paid an advisory fee of $150,000, and granted a warrant to purchase, at any time through March 22, 2007, 136,364 shares of the Company’s common stock at a per share price of $1.10. We issued the warrant in a transaction exempt from registration under Section 4(2) of the Securities Act.

In April 2004, the Company entered into a subordinated note agreement with a shareholder and existing debt holder. Under the terms of the agreement, an existing term note was refinanced as a five year term note with monthly principal and interest payments at 15%. In consideration for agreeing to subordinate repayment of the note to the Laurus note, we issued 25,000 shares of restricted common stock to the holder of the subordinated note. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

In June 2005, we entered into a security agreement with Laurus that provided that we may borrow from time to time revolving loans up to $1,500,000 subject to a borrowing base calculation based on our eligible accounts receivable. Borrowings under the revolving facility, evidenced by notes, accrue interest at the prime rate payable monthly. Pursuant to the terms of the Agreement, Laurus shall have the right at any time until the maturity date, or during an event of default, to convert all or any portion of the outstanding notes into fully paid restricted shares of our common stock at a fixed conversion price of $0.65. The principal amount of all outstanding loans together with any accrued and unpaid interest is due as of June 23, 2008. We also issued Laurus a common stock purchase warrant entitling the holder to purchase 210,000 shares of common stock, at any time through June 23, 2012, as follows:  150,000 shares of at a price of $0.72 per share; 30,000 shares at a price of $0.75 per share; and 30,000 shares at a price of $0.78 per share. We issued the notes and the warrant in a transaction exempt from registration under Section 4(2) of the Securities Act.

The private placement of the credit facility and the warrant with Laurus in June 2005 was facilitated by Oberon in consideration for which we agreed to pay Oberon an advisory fee of $112,500, and granted Oberon a warrant to purchase, at any time through June 23, 2008, 173,077 shares of the Company’s common stock at a per share price of $0.65. In January 2006, Oberon agreed to accept one-half of its advisory fee, or $56,250, in shares of our common stock, at a per share price determined by the average price at which our common stock trades in the five days following the date on which this registration statement is declared effective. We issued the warrant, and will issue the shares, in transactions exempt from registration under Section 4(2) of the Securities Act.

In January 2006, we entered into a security and purchase agreement with Laurus to refinance our obligations to Laurus under our prior arrangements, and to obtain an additional $1 million in new financing. Under the terms of the agreement, we issued a $2 million convertible term note and a $1.5 million non-convertible revolving note. The term note was fully drawn, with $1,058,310 of the proceeds of the term note repaid in full the March 22, 2004 Laurus note. Under the revolving facility, we may borrow from time to time revolving loans up to $1,500,000 subject to a borrowing base calculation based on our eligible accounts receivable and eligible inventory. Borrowings under the notes accrue interest at the prime rate plus 2%, with a 7.25% minimum interest rate, payable monthly. Pursuant to the terms of the Agreement, Laurus shall have the right to convert all or any portion of the outstanding notes into fully paid restricted shares of the Company’s common stock at a fixed conversion price of $0.65 if the average market price of such stock for the five (5) days preceding the payment is 10% above the initial fixed conversion price of $0.65 per share. The revolving note matures on January 3, 2008 and the term note matures on January 3, 2009. We also issued Laurus a common stock purchase warrant entitling the holder to purchase 140,000 shares of common stock, at any time through January 3, 2013, at a price of $0.65 per share. We issued the notes and the warrant in a transaction exempt from registration under Section 4(2) of the Securities Act.

The private placement of the notes and the warrant with Laurus in January 2006 was facilitated by Oberon in consideration for which we agreed to pay Oberon an advisory fee of $70,627, payable in shares of our common stock, at a per share price determined by the average price at which our common stock trades in the five days following the date on which this registration statement is declared effective. We also granted Oberon a warrant to purchase, at any time through January 3, 2009, 108,657 shares of the Company’s common stock at a per share price of $0.65. We issued the warrant, and will issue the shares, in transactions exempt from registration under Section 4(2) of the Securities Act.

No underwriters were involved in the foregoing sales of securities. The securities described in the foregoing paragraphs were issued in reliance upon the exemption from the registration requirements of the Securities Act under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering. The purchasers of our securities represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to an effective registration statement or an available exemption from such registration requirement. We did not engage in any general solicitation or advertising in connection with the sales. Unless otherwise indicated, the proceeds from the private offering were used for general working capital needs.

ITEM 16.               EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description	By Reference from Document	No. in Document

3.1	Registrant’s Articles of Incorporation	A	3.1

3.1.1	Registrant’s Amendment to its Articles of Incorporation, dated November 7, 1988	A	3.1.1

3.1.2	Registrant’s Amendment to its Articles of Incorporation, dated June 25, 1991	B	3.1.2

3.1.3	Registrant’s Certificate of Reverse Stock Split, dated February 15, 1994	C	3.1.3

Exhibit Number	Description	By Reference from Document	No. in Document

3.1.4	Registrant’s Certificate of Designation of Series A Preferred Stock, dated June 27, 1996	D	3.1.4

3.1.5	Registrant’s Amendment to Articles of Incorporation, dated June 25, 1996	D	3.15

3.1.6	Registrant’s Certificate of Designation of Series B Preferred Stock, dated March 31, 1999	E	3.1.6

3.1.7	Registrant’s Amendment to Articles of Incorporation, dated October 7, 1999.	F	3.1

3.1.8	Certificate of Correction to Certificate of Amendment to Articles of Incorporation of Vitrix, Inc., dated June 16, 2005	N	3.1.8

3.2	Amended Bylaws of the Registrant	C	3.2

4.1	Registrant’s Form of Common Stock Certificate	A	4.1

5.l	Opinion re: legality of the securities	P	—

10.6	1999 Equity Compensation Plan	E	10.7

10.7.1	Lease Agreement, dated September 3, 1999, between LAFP Phoenix, Inc., as lessor, and the Registrant, as lessee.	F	10.1

10.7.2	First Amendment to Office Lease Agreement, dated March 28, 2000, between LAFP Phoenix, Inc., as lessor and the Registrant, as lessee.	G	10.1

10.8	Securities Purchase Agreement, dated September 21, 1999, between Circle F Ventures, LLC and the Registrant.	F	10.2

10.10	Merger Agreement, dated March 28, 2001 by and among Vitrix, Inc., Vitrix Incorporated, and Time America, Inc.	H	2.1

10.12	Letter from BDO Seidman, LLP, dated June 4, 2001, regarding its concurrence or disagreement with the statements made by the registrant in the current report concerning the resignation or dismissal as the registrants’ principal accountant.	I	16

10.13	Promissory Note Agreement, dated September 4, 2001 between Vitrix, Inc. and Frances L. Simek	J	10.13

10.14	Security Agreement dated September 4, 2001 between Vitrix, Inc. and Frances L. Simek	J	10.14

10.15	Warrant to purchase common stock agreement dated September 4, 2001 between Vitrix, Inc. and Frances L. Simek	J	10.15

10.16	Promissory Note Agreement, dated March 31, 2001 between Time America, Inc. and Joseph L. Simek	K	10.16

Exhibit Number	Description	By Reference from Document	No. in Document

10.17	Revolving Credit Agreement, dated November 2, 2001 between Vitrix, Inc and Joseph L. Simek	K	10.17

10.18	Securities Purchase Agreement, dated March 22, 2004, among Time America, Inc. and Laurus Master Fund, Ltd.	L	10.1

10.19	Secured Convertible Term Note, dated March 22, 2004, among Time America, Inc. and Laurus Master Fund, Ltd.	L	10.2

10.20	Common Stock Purchase Warrant, dated March 22, 2004, issued to Laurus Master Fund, Ltd.	L	10.3

10.21	Security Agreement, dated March 22, 2004, among Time America, Inc. and Laurus Master Fund, Ltd.	L	10.4

10.22	Subordination Agreement, dated March 22, 2004, among Time America, Inc., Laurus Master Fund, Ltd and Joseph and Frances Simek	L	10.5

10.23	Registration Rights Agreement, dated March 22, 2004, among Time America, Inc. and Laurus Master Fund, Ltd.	L	10.6

10.24	Guarantee, dated March 22, 2004, issued by Time America, Inc. in favor of Laurus Master Fund, Ltd.	L	10.7

10.25	Stock Pledge Agreement, dated March 22, 2004, among Time America, Inc. and Laurus Master Fund, Ltd.	L	10.8

10.26	Note Purchase Agreement, dated April 16, 2004 between Time America, Inc. and Frances L. Simek	M	10.26

10.27	Promissory Note Agreement, dated April 16, 2004 between Time America, Inc. and Frances L. Simek	M	10.27

10.28	Security Agreement, dated April 16, 2004 between Time America, Inc. and Frances L. Simek	M	10.28

10.29	Consulting Services Agreement, dated October 15, 2003, between Vitrix, Inc. and Todd P. Belfer	N	10.29

10.30	Bonus Plan Document with Tom Bednarik, effective as of January 1, 2005	N	10.30

10.31	Equipment Purchase, License and Services Agreement, dated as of August 29, 2005, between FedEx Corporate Services, Inc. and Time America, Inc. (certain portions deleted pursuant to confidential treatment)	N+	10.31

10.32	Amendment, dated as of August 29, 2005, between Federal Express Corporation and Time America, Inc. (certain portions deleted pursuant to confidential treatment)	N+	10.32

Exhibit Number	Description	By Reference from Document	No. in Document

10.33	Professional Services Agreement, dated as of August 29, 2005, between FedEx Corporate Services, Inc. and Time America, Inc. (certain portions deleted pursuant to confidential treatment)	N+	10.33

10.34	Amendment, dated as of August 29, 2005, between Federal Express Corporation and Time America, Inc. (certain portions deleted pursuant to confidential treatment)	N+	10.34

10.35	Letter Agreement, dated February 17, 2000, between Vitrix Incorporated and Thomas S. Bednarik	N	10.35

10.36	Security and Purchase Agreement, dated January 3, 2006, by and among Laurus Master Fund, Ltd., Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company.	O	10.1

10.37	Secured Convertible Term Note, dated January 3, 2006, made by Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company, in favor of Laurus Master Fund, Ltd.	O	10.2

10.38	Secured Non-Convertible Revolving Note, dated January 3, 2006, made by Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company, in favor of Laurus Master Fund, Ltd.	O	10.3

10.39	Common Stock Purchase Warrant, dated January 3, 2006, issued to Laurus Master Fund, Ltd.	O	10.4

10.40	Registration Rights Agreement, dated January 3, 2006, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	O	10.5

10.41	Amended and Restated Subordination Agreement, dated January 3, 2006, among Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company, Laurus Master Fund, Ltd. and Joseph and Frances Simek	O	10.6

10.42	Reaffirmation and Ratification Agreement, dated January 3, 2006, by and among Laurus Master Fund, Ltd., Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company.	O	10.7

10.43	Letter Agreement with Oberon Securities, LLC, dated January 13, 2006	O	10.8

10.44	Amended and Restated Stock Pledge Agreement, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	P	10.44

10.45	Grant of Security Interest in Patents and Trademarks, dated June 23, 2005, issued by Time America, Inc., a Nevada corporation, in favor of Laurus Master Fund, Ltd.	P	10.45

Exhibit Number	Description	By Reference from Document	No. in Document

10.46	Common Stock Purchase Warrant, dated June 23, 2005, issued to Laurus Master Fund, Ltd.	P	10.46

10.47	Common Stock Purchase Warrant, dated June 23, 2005, issued to Oberon Securities, LLC.	P	10.47

10.48	Common Stock Purchase Warrant, dated January 3, 2006, issued to Oberon Securities. LLC	P	10.48

21	Subsidiaries	P	21

23.l	Consent of Independent Auditors	P	—

23.2	Consent of Squire, Sanders & Dempsey L.L.P.	Included in Exhibit 5.1	—

24	Powers of Attorney	Included in Signature Page	—

*                 Filed herewith.

+                 The Company has sought confidential treatment of portions of the referenced exhibits.

A.           Form S-18 Registration Statement No. 33-25704-NY.

B.             Form 10-K Annual Report of the Registrant for the fiscal year ended June 30, 1991.

C.             Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 1994.

D.            Form 8-K Current Report reporting event on June 28, 1996.

E.              Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 1999.

F.              Form 10-QSB Quarterly Report of the Registrant for the fiscal quarter ended September 30, 1999.

G.             Form 10-QSB Quarterly Report of the Registrant for the fiscal quarter ended March 31, 2000.

H.            Form 8-K Current Report reporting event on April 13, 2001.

I.                 Form 8-K Current Report reporting event on June 6, 2001.

J.                Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 2001

K.            Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 2002

L.              Form 8-K Current Report reporting event on March 22, 2004

M.         Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 2004

N.            Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 2005

O.            Form 10-QSB Quarterly Report of the Registrant for the quarter ended December 31, 2005

P.              Form S-1 Registration Statement No. 333-132146, filed March 1, 2006.

ITEM 17.               UNDERTAKINGS

1.             The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement,

(a)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(b)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(c)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.             The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.             The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4.             Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

5.             That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to its Form S-1 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Scottsdale, State of Arizona, on August 8, 2006.

TIME AMERICA, INC.

By:	/s/ THOMAS S. BEDNARIK
Thomas S. Bednarik,
President and Chief Executive Officer

By:	/s/ CRAIG J. SMITH
Craig J. Smith,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS S. BEDNARIK	President, Chief Executive Officer and Director
Thomas S. Bednarik	(Principal Executive Officer)	August 8, 2006

/s/ CRAIG J. SMITH	Chief Financial Officer (Principal Financial and
Craig J. Smith	Accounting Officer)	August 8, 2006

/s/ *
Todd P. Belfer	Chairman of the Board	August 8, 2006

/s/ *
Lise M. Lambert	Director	August 8, 2006

/s/ *
Robert W. Zimmerman	Director	August 8, 2006

/s/ *
Robert J. Novak	Director	August 8, 2006

By:	/s/Thomas S. Bednarik, Attorney-in-Fact
Thomas S. Bednarik

EXHIBIT INDEX

Exhibit Number	Description	By Reference from Document	No. in Document

3.1	Registrant’s Articles of Incorporation	A	3.1

3.1.1	Registrant’s Amendment to its Articles of Incorporation, dated November 7, 1988	A	3.1.1

3.1.2	Registrant’s Amendment to its Articles of Incorporation, dated June 25, 1991	B	3.1.2

3.1.3	Registrant’s Certificate of Reverse Stock Split, dated February 15, 1994	C	3.1.3

3.1.4	Registrant’s Certificate of Designation of Series A Preferred Stock, dated June 27, 1996	D	3.1.4

3.1.5	Registrant’s Amendment to Articles of Incorporation, dated June 25, 1996	D	3.15

3.1.6	Registrant’s Certificate of Designation of Series B Preferred Stock, dated March 31, 1999	E	3.1.6

3.1.7	Registrant’s Amendment to Articles of Incorporation, dated October 7, 1999.	F	3.1

3.1.8	Certificate of Correction to Certificate of Amendment to Articles of Incorporation of Vitrix, Inc., dated June 16, 2005	N	3.1.8

3.2	Amended Bylaws of the Registrant	C	3.2

4.1	Registrant’s Form of Common Stock Certificate	A	4.1

5.l	Opinion re: legality of the securities	P	—

10.6	1999 Equity Compensation Plan	E	10.7

10.7.1	Lease Agreement, dated September 3, 1999, between LAFP Phoenix, Inc., as lessor, and the Registrant, as lessee.	F	10.1

10.7.2	First Amendment to Office Lease Agreement, dated March 28, 2000, between LAFP Phoenix, Inc., as lessor and the Registrant, as lessee.	G	10.1
10.8	Securities Purchase Agreement, dated September 21, 1999, between Circle F Ventures, LLC and the Registrant.	F	10.2

10.10	Merger Agreement, dated March 28, 2001 by and among Vitrix, Inc., Vitrix Incorporated, and Time America, Inc.	H	2.1

10.12	Letter from BDO Seidman, LLP, dated June 4, 2001, regarding its concurrence or disagreement with the statements made by the registrant in the current report concerning the resignation or dismissal as the registrants’ principal accountant.	I	16

Exhibit Number	Description	By Reference from Document	No. in Document

10.13	Promissory Note Agreement, dated September 4, 2001 between Vitrix, Inc. and Frances L. Simek	J	10.13

10.14	Security Agreement dated September 4, 2001 between Vitrix, Inc. and Frances L. Simek	J	10.14

10.15	Warrant to purchase common stock agreement dated September 4, 2001 between Vitrix, Inc. and Frances L. Simek	J	10.15

10.16	Promissory Note Agreement, dated March 31, 2001 between Time America, Inc. and Joseph L. Simek	K	10.16

10.17	Revolving Credit Agreement, dated November 2, 2001 between Vitrix, Inc and Joseph L. Simek	K	10.17

10.18	Securities Purchase Agreement, dated March 22, 2004, among Time America, Inc. and Laurus Master Fund, Ltd.	L	10.1

10.19	Secured Convertible Term Note, dated March 22, 2004, among Time America, Inc. and Laurus Master Fund, Ltd.	L	10.2

10.20	Common Stock Purchase Warrant, dated March 22, 2004, issued to Laurus Master Fund, Ltd.	L	10.3

10.21	Security Agreement, dated March 22, 2004, among Time America, Inc. and Laurus Master Fund, Ltd.	L	10.4

10.22	Subordination Agreement, dated March 22, 2004, among Time America, Inc., Laurus Master Fund, Ltd and Joseph and Frances Simek	L	10.5

10.23	Registration Rights Agreement, dated March 22, 2004, among Time America, Inc. and Laurus Master Fund, Ltd.	L	10.6

10.24	Guarantee, dated March 22, 2004, issued by Time America, Inc. in favor of Laurus Master Fund, Ltd.	L	10.7

10.25	Stock Pledge Agreement, dated March 22, 2004, among Time America, Inc. and Laurus Master Fund, Ltd.	L	10.8

10.26	Note Purchase Agreement, dated April 16, 2004 between Time America, Inc. and Frances L. Simek	M	10.26

10.27	Promissory Note Agreement, dated April 16, 2004 between Time America, Inc. and Frances L. Simek	M	10.27

10.28	Security Agreement, dated April 16, 2004 between Time America, Inc. and Frances L. Simek	M	10.28

10.29	Consulting Services Agreement, dated October 15, 2003, between Vitrix, Inc. and Todd P. Belfer	N	10.29

10.30	Bonus Plan Document with Tom Bednarik, effective as of January 1, 2005	N	10.30

Exhibit Number	Description	By Reference from Document	No. in Document

10.31	Equipment Purchase, License and Services Agreement, dated as of August 29, 2005, between FedEx Corporate Services, Inc. and Time America, Inc. (certain portions deleted pursuant to confidential treatment)	N+	10.31

10.32	Amendment, dated as of August 29, 2005, between Federal Express Corporation and Time America, Inc. (certain portions deleted pursuant to confidential treatment)	N+	10.32

10.33	Professional Services Agreement, dated as of August 29, 2005, between FedEx Corporate Services, Inc. and Time America, Inc. (certain portions deleted pursuant to confidential treatment)	N+	10.33

10.34	Amendment, dated as of August 29, 2005, between Federal Express Corporation and Time America, Inc. (certain portions deleted pursuant to confidential treatment)	N+	10.34

10.35	Letter Agreement, dated February 17, 2000, between Vitrix Incorporated and Thomas S. Bednarik	N	10.35

10.36	Security and Purchase Agreement, dated January 3, 2006, by and among Laurus Master Fund, Ltd., Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company.	O	10.1

10.37	Secured Convertible Term Note, dated January 3, 2006, made by Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company, in favor of Laurus Master Fund, Ltd.	O	10.2

10.38	Secured Non-Convertible Revolving Note, dated January 3, 2006, made by Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company, in favor of Laurus Master Fund, Ltd.	O	10.3

10.39	Common Stock Purchase Warrant, dated January 3, 2006, issued to Laurus Master Fund, Ltd.	O	10.4

10.40	Registration Rights Agreement, dated January 3, 2006, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	O	10.5

10.41	Amended and Restated Subordination Agreement, dated January 3, 2006, among Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company, Laurus Master Fund, Ltd. and Joseph and Frances Simek	O	10.6

10.42	Reaffirmation and Ratification Agreement, dated January 3, 2006, by and among Laurus Master Fund, Ltd., Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and NetEdge Devices, LLC, an Arizona limited liability company.	O	10.7

Exhibit Number	Description	By Reference from Document	No. in Document

10.43	Letter Agreement with Oberon Securities, LLC, dated January 13, 2006	O	10.8

10.44	Amended and Restated Stock Pledge Agreement, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	P	10.44

10.45	Grant of Security Interest in Patents and Trademarks, dated June 23, 2005, issued by Time America, Inc., a Nevada corporation, in favor of Laurus Master Fund, Ltd.	P	10.45

10.46	Common Stock Purchase Warrant, dated June 23, 2005, issued to Laurus Master Fund, Ltd.	P	10.46

10.47	Common Stock Purchase Warrant, dated June 23, 2005, issued to Oberon Securities, LLC.	P	10.47

10.48	Common Stock Purchase Warrant, dated January 3, 2006, issued to Oberon Securities. LLC	P	10.48

21	Subsidiaries	P	21

23.l	Consent of Independent Auditors	P	—

23.2	Consent of Squire, Sanders & Dempsey L.L.P.	Included in Exhibit 5.1	—

24	Powers of Attorney	Included in Signature Page	—

*	Filed herewith.
+	The Company has sought confidential treatment of portions of the referenced exhibits.
A.	Form S-18 Registration Statement No. 33-25704-NY.
B.	Form 10-K Annual Report of the Registrant for the fiscal year ended June 30, 1991.
C.	Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 1994.
D.	Form 8-K Current Report reporting event on June 28, 1996.
E.	Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 1999.
F.	Form 10-QSB Quarterly Report of the Registrant for the fiscal quarter ended September 30, 1999.
G.	Form 10-QSB Quarterly Report of the Registrant for the fiscal quarter ended March 31, 2000.
H.	Form 8-K Current Report reporting event on April 13, 2001.
I.	Form 8-K Current Report reporting event on June 6, 2001.
J.	Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 2001
K.	Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 2002
L.	Form 8-K Current Report reporting event on March 22, 2004
M.	Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 2004
N.	Form 10-KSB Annual Report of the Registrant for the fiscal year ended June 30, 2005
O.	Form 10-QSB Quarterly Report of the Registrant for the quarter ended December 31, 2005

P.	Form S-1 Registration Statement No. 333-132146, filed March 1, 2006.